UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND

SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2015

Or

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from              to

Commission file number 001-5231

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below.

McDONALD’S CORPORATION PROFIT SHARING AND SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office.

McDonald’s Corporation

McDonald’s Plaza

Oak Brook, Illinois 60523

McDONALD’S CORPORATION

PROFIT SHARING AND SAVINGS PLAN

FINANCIAL STATEMENTS

December 31, 2015 and 2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

McDonald’s Corporation

  Profit Sharing Administrative Committee

Oak Brook, Illinois

We have audited the accompanying statements of net assets available for benefits of the McDonald’s Corporation Profit Sharing and Savings Plan as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the year ended December 31, 2015 in conformity with U.S. generally accepted accounting principles.

The supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of McDonald’s Corporation Profit Sharing and Savings Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information presented in the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Crowe Horwath LLP

Oak Brook, Illinois

June 21, 2016

1.

McDONALD’S CORPORATION PROFIT SHARING AND SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2015

(Amounts in thousands)

	Participant-	ESOP
	Directed Investments	Allocated Account	Unallocated Account	Total 2015
ASSETS
Investments, at fair value
Cash	$2	$—	$—	$2
US Treasury Securities	20,978	—	—	20,978
Mortgage backed securities	24,985	—	—	24,985
Corporate bonds	11,104	—	—	11,104
Mutual funds	227,659	—	—	227,659
American depository receipts and common stock other than McDonald’s Corporation common stock	307,420	—	—	307,420
McDonald’s Corporation common stock	885,135	351,711	60,111	1,296,957
Collective funds	824,749	5,691	970	831,410

Total investments, at fair value	2,302,032	357,402	61,081	2,720,515
Investments, at contract value	451,928	—	—	451,928

Total investments	2,753,960	357,402	61,081	3,172,443

Receivables
Company contributions	13,548	—	—	13,548
Accrued income	481	—	—	481
Pending trades due from brokers	423	—	—	423
Interfund receivables	148	(148)	—	—
Participant loans	33,311	—	—	33,311

Total receivables	47,911	(148)	—	47,763

Total assets	2,801,871	357,254	61,081	3,220,206

LIABILITIES
Management expenses payable	695	—	—	695
Pending trades due to brokers	5,568	—	—	5,568
Accrued interest expense	—	—	301	301
Notes payable	—	—	9,233	9,233
Other liabilities	2,005	10	—	2,015

Total liabilities	8,268	10	9,534	17,812

NET ASSETS AVAILABLE FOR BENEFITS	$2,793,603	$357,244	$51,547	$3,202,394

See accompanying notes to financial statements.

2.

McDONALD’S CORPORATION PROFIT SHARING AND SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2014

(Amounts in thousands)

	Participant-	ESOP
	Directed Investments	Allocated Account	Unallocated Account	Total 2014
ASSETS
Investments, at fair value
US Treasury securities	$31,582	$—	$—	$31,582
Mortgage backed securities	16,519	—	—	16,519
Corporate bonds	7,006	—	—	7,006
Mutual funds	274,031	—	—	274,031
American depository receipts and common stock other than McDonald’s Corporation common stock	335,716	—	—	335,716
McDonald’s Corporation common stock	763,217	312,045	83,480	1,158,742
Collective funds	889,944	5,161	1,586	896,691

Total investments, at fair value	2,318,015	317,206	85,066	2,720,287
Investments, at contract value	456,327	—	—	456,327

Total investments	2,774,342	317,206	85,066	3,176,614

Receivables
Company contributions	14,678	—	—	14,678
Accrued income	541	—	—	541
Pending trades due from brokers	5,281	—	—	5,281
Other receivables	25	—	—	25
Interfund receivables	76	(76)	—	—
Participant loans	34,349	—	—	34,349

Total receivables	54,950	(76)	—	54,874

Total assets	2,829,292	317,130	85,066	3,231,488

LIABILITIES
Management expenses payable	671	—	—	671
Pending trades due to brokers	14,322	—	—	14,322
Accrued interest expense	—	—	521	521
Notes payable	—	—	15,971	15,971
Other liabilities	2,215	220	—	2,435

Total liabilities	17,208	220	16,492	33,920

NET ASSETS AVAILABLE FOR BENEFITS	$2,812,084	$316,910	$68,574	$3,197,568

See accompanying notes to financial statements.

3.

McDONALD’S CORPORATION PROFIT SHARING AND SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended December 31, 2015

(Amounts in thousands)

	Participant-	ESOP
	Directed Investments	Allocated Account	Unallocated Account	Total 2015
Additions to net assets attributed to:
Net appreciation in fair value of investments	$162,117	$75,527	$14,171	$251,815
Interest Income	11,380	4	—	11,384
Dividends	34,206	10,767	2,268	47,241
Revenue Sharing	80	—	—	80
Commission recapture	5	—	—	5

Net investment income	207,788	86,298	16,439	310,525

Contributions
Company	39,027	15,130	4,870	59,027
Participant	52,277	—	—	52,277
Rollovers	3,631	—	—	3,631

Total contributions	94,935	15,130	4,870	114,935

Interfund transfers-in	30,696	—	—	30,696
Participant loan interest income	1,335	—	—	1,335
Other	102	—	—	102

Total net additions	334,856	101,428	21,309	457,593

Deductions from net assets attributed to:
Benefits paid to terminated participants and withdrawals	349,902	30,342	—	380,244
Management and administrative expenses	3,346	56	—	3,402
Interfund transfers-out	—	30,696	—	30,696
Interest expense	—	—	796	796
Company matching with profit sharing forfeitures	89	—	—	89
Company matching with ESOP shares	—	—	37,540	37,540

Total deductions	353,337	61,094	38,336	452,767

Net increase/decrease	(18,481)	40,334	(17,027)	4,826

Net assets available for benefits
Beginning of year	2,812,084	316,910	68,574	3,197,568

End of year	$2,793,603	$357,244	$51,547	$3,202,394

See accompanying notes to financial statements.

4.

McDONALD’S CORPORATION PROFIT SHARING AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2015 and 2014

NOTE 1 - DESCRIPTION OF PLAN

General: The McDonald’s Corporation Profit Sharing and Savings Plan (the Plan) was amended and restated in its entirety as of January 1, 2015. The Plan has been amended one time subsequent to this date, on December 10, 2015.

The Plan is administered by a committee of officers (Administrative Committee) appointed by the Chief Executive Officer of McDonald’s Corporation (the Company or McDonald’s). Participants should refer to the Summary Plan Description and Prospectus for a complete description and up-to-date information.

Eligibility: In order to participate in the 401(k) feature of the Plan, all eligible employees must be at least 21 years of age, have a valid Social Security number, and be on the U.S. payroll of the Company or a participating employer. The term “Company” includes McDonald’s Corporation and all participating employers in describing eligibility and contributions below.

Restaurant management employees and staff employees (including part-time staff employees) are eligible to make 401(k) contributions, up to 50% of eligible compensation, beginning the first day of the month after completing one full calendar month of employment. All other employees are eligible to make 401(k) contributions after one year of eligibility service as defined by the Plan document. Restaurant management employees, who are not contributing to the Plan, are enrolled automatically at a 1% contribution level as soon as they have completed one year of service and attained age 21. Matching contributions are provided to eligible employees after one year of eligibility service as defined by the Plan document.

Contributions: Each year, participants may contribute up to 50% of their eligible pre-tax annual compensation, as defined by the Plan subject to Internal Revenue Service (IRS) annual limits. Highly compensated employees under IRS rules are not able to make 401(k) contributions in their second calendar year of employment until the first of the month on or after they complete one anniversary year with at least 1,000 hours of service under the Plan.

Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions subject to IRS limits, and in addition, may contribute more than 50% if payroll tax and other withholding requirements are met. In accordance with Plan procedures, participants may roll over money into the Plan if it is from a: Qualified Plan, Section 403(b) tax-sheltered annuity plan, Section 457 deferred compensation plan of a state or local government entity, SIMPLE 401(k) plan, Section 403(a) annuity plan, Traditional IRA, SIMPLE IRA with at least two years participation, IRA set up to receive a distribution from an eligible employer plan or Federal thrift plan under section 7701(j).

Participants direct the investment of their contributions and Company contributions into various investment options offered by the Plan. The investment funds under the Plan are Stable Value Fund, Intermediate Bond Fund, Global Bond Fund, Blended Stock/Bond Fund, Diversified Stock Fund, S&P 500 Index Fund, International Stock Fund, International Stock Index Fund, Real Estate Securities Fund, Small Cap Index Fund, Aggressive Stock Fund, McDonald’s Common Stock Fund, and the McDonald’s ESOP Stock Fund. No more than 20% of a participant’s future 401(k) contributions may be invested in the McDonald’s Common Stock Fund.

The Company matches (after one year of eligibility service and attainment of age 21) 300% of the first 1% of eligible compensation (as defined by the Plan) and 100% of the next 4% of eligible compensation that a participant contributes to the Plan. ESOP shares, to the extent available, are used to make matching contributions.

A discretionary profit-sharing match may be contributed at the option of the Compensation Committee of the Board of Directors of the Company (the Board). For the year ended December 31, 2015, the Board approved a 2% discretionary profit sharing match to the Plan. The discretionary match was contributed after the end of the year, and allocated to participants eligible to share in matching contributions based on participant 401(k) contributions up to 1% of eligible compensation.

(Continued)

5.

McDONALD’S CORPORATION PROFIT SHARING AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2015 and 2014

NOTE 1 - DESCRIPTION OF PLAN (Continued)

Participant Accounts: Participants can elect, on a daily basis, to have their account balances, as well as future deferrals and Company contributions, invested in 1% increments in one or any combination of the Plan’s investment funds, including Company stock. A participant may change how his/her existing account balance is invested at any time, but a participant may not transfer any amount into and out of the same fund more than two times within any rolling 90 day period. Participants are always able to transfer out of any fund into the Stable Value Fund even if they exceed this limit. For participants who are automatically enrolled, all contributions to the plan, both participant and company contributions, are invested in the Blended Stock/Bond Fund and after 30 days are managed by Guided Choice, a managed account provider, unless the participant makes an investment election.

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s matching contribution and discretionary profit sharing match (if any) and (b) Plan earnings, and charged with an allocated portion of investment expenses. Allocations are based on participant earnings or account balances as defined in the Plan.

Leveraged Employee Stock Ownership Plan (Leveraged ESOP): In September 1989, the Leveraged ESOP borrowed $200 million and used the proceeds of the loan to purchase 27,826,084 shares of McDonald’s Series B Convertible Preferred Stock. The Preferred shares were redeemed by the Company for Common Stock in 1992 and 1995. In April 1991, the leveraged ESOP borrowed $100 million to purchase 12,075,468 shares of McDonald’s Series C Convertible Preferred Stock, which were redeemed by the Company for Common Stock in 1995.

The Company is required to make sufficient cash contributions to the Plan to pay the principal and interest on the loans. Released ESOP shares are used to make matching Company allocations. The ESOP shares allocated to participant accounts are held by The Northern Trust Company (Northern Trust), the trustee of the Plan (Trustee). The unallocated ESOP shares are also held at Northern Trust as collateral for loans from the Company to the Plan. Unallocated ESOP dividends are invested in an interest-bearing account until the note payment is due. In 1999, the Leveraged ESOP loans were refinanced as discussed in Note 5, so that the last loan payment and allocation of ESOP Common Stock will occur in 2018.

During 2015, 382,121 shares were released from the unallocated ESOP shares with a fair value of approximately $37,540,000.

Vesting: All participants’ accounts under the Plan are 100% vested.

Diversification: All participants can elect to fully diversify all accounts in the Plan.

Loans: Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested balance reduced by the participants’ highest outstanding loan balance during the preceding 12-month period. All loans are currently subject to a $75 processing fee. Loan terms range from 12 months up to 4.5 years. Participants may not have more than one loan from the Plan outstanding at any time. The loans are secured by the balance in the participant’s account and bear interest based on the prime rate in effect on the first day of the month in which the loan is requested, plus 1%. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits: Participants who terminate their employment with the Company and all other companies or entities that are owned or controlled 80% or more by the Company are entitled to receive the balance in their Plan accounts within a reasonable time following their termination. A terminated participant with benefits in excess of $1,000 will not receive a distribution from the Plan until age 70 1/2 unless an earlier distribution is elected.

(Continued)

6.

McDONALD’S CORPORATION PROFIT SHARING AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2015 and 2014

NOTE 1 - DESCRIPTION OF PLAN (Continued)

Such accounts will continue to share in the allocation of investment income, and accounts will continue to be invested in accordance with the participant’s investment elections (See Note 1, Contributions). Distributions may be in the form of a lump sum or installment payments or a combination of lump sum and installment payments.

Participants who terminate employment after satisfying the requirements to make deferrals and are subsequently rehired can resume making deferrals as soon as administratively feasible.

Forfeitures: Amounts unclaimed for two years are considered forfeitures. These forfeitures, resulting from unclaimed amounts, are used to make a portion of the Company contribution.

In-Service Withdrawals: Participants 59 1/2 or older and terminated participants may withdraw all or any part of their account balances under the Plan at any time. Participants may also withdraw up to 100% of their ESOP, Profit Sharing, Investment Savings, Stock Sharing, and Rollover accounts at any time.

Pass Through Dividend Election: Participants may choose whether dividends earned on shares of McDonald’s common stock will be paid directly to them in cash or reinvested in their accounts in McDonald’s stock.

Voting: Participants may direct the Trustee to vote shares of McDonald’s stock credited to their accounts as well as those shares not voted by other participants and unallocated shares held in the ESOP feature of the Plan.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting: The financial statements of the Plan are prepared on the accrual basis of accounting.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Administrative Committee to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Reclassifications: Certain amounts have been reclassified to conform to the current year presentation.

Adoption of New Accounting Standards: In May and July 2015, the Financial Accounting Standards Board (FASB) amended existing guidance related to the measurement and reporting disclosure of fully benefit-responsive investment contracts (FBRICs) and certain investment disclosures. The new guidance requires FBRICs to be measured, presented, and disclosed only at contract value. Adoption of the new guidance resulted in removal of FBRICs and investments for which fair value is measured at net asset value (or its equivalent) from the fair value hierarchy, the reporting of investments within the fair value hierarchy by general type rather than by classes of investments, and other changes in investment disclosure requirements. The new guidance also eliminates the need to disclose individual investments with a value equal to or greater than 5% of net assets available for benefits and simplifies the disclosure of net appreciation or depreciation in fair value of investments. The Plan elected early adoption of these standards, each of which requires retrospective application to all periods presented. The adoption of these standards had no effect on the Plan’s net assets available for benefits or changes therein. However, Investments at fair value of $456,327,000 from the amount previously reported as of December 31, 2014, were reclassified as investments at contract value and therefore, no adjustment from fair value to contract value is necessary.

(Continued)

7.

McDONALD’S CORPORATION PROFIT SHARING AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2015 and 2014

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Investment Valuation: Other than fully benefit-responsive investment contracts which are valued at contract value, the Plan’s investments are reported at fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Fair value is the price that would be received by the Plan for an asset or paid by the Plan to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan’s principal or most advantageous market for the asset or liability. Fair value measurements are determined by maximizing the use of observable inputs and minimizing the use of unobservable inputs when measuring fair value. The hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities (level 1 measurements) and gives the lowest priority to unobservable inputs (level 3 measurements). The three levels of inputs within the fair value hierarchy are defined as follows:

•	Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the Plan has the ability to access as of the measurement date.

•

Level 2: Significant other observable inputs other than level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

•	Level 3: Significant unobservable inputs that reflect the Plan’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

In some cases, a valuation technique used to measure fair value may include inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

The following are descriptions of the valuation methods and assumptions used for investments of the Plan.

Cash: Interest Bearing Cash held at Northern Trust is valued at quoted market prices (level 1 inputs).

U.S. Treasury securities: Fair values of U.S. Treasury bonds reflect the closing price reported in the active market in which the security is traded (level 1 inputs).

Mortgage-backed securities: Mortgage-backed securities (MBS) are types of asset-backed securities that are secured by a mortgage, or more commonly a collection (“pool”) of mortgages. The mortgages are sold to a group of individuals (a government agency or investment bank) that “securitizes”, or packages, the loans together into a security that can be sold to investors. The mortgages of MBS may be residential or commercial, depending on whether it is an Agency MBS or a Non-Agency MBS. The structure of an MBS may be known as “pass-through”, where the interest and principal payments from the borrower or homebuyer pass through it to the MBS holder, or it may be more complex, made up of a pool of other MBSs. Other types of MBS include collateralized mortgage obligations (CMO’s, often structured as real estate mortgage investment conduits) and collateralized debt obligations (CDOs). These are classified within level 2 of the fair value hierarchy. Fair value is estimated based on models that consider the estimated cash flows of each debt tranche of the issuer, establish a benchmark yield, and develop an estimated tranche specific spread to the benchmark yield based on the unique attributes of the tranche including, but not limited to, the prepayment speed assumptions and attributes of the collateral.

(Continued)

8.

McDONALD’S CORPORATION PROFIT SHARING AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2015 and 2014

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Corporate bonds: Corporate bonds are debt securities issued by corporations and sold to investors and are valued using recently executed transactions, market price quotations (where observable), bond spreads or credit default swap spreads. When observable price quotations are not available, fair value is determined based on cash flow models with yield curves, bond, or single-name credit default swap spreads and recovery rates based on collateral values as key inputs. Corporate bonds are categorized within level 2 of the fair value hierarchy.

Mutual funds: The fair values of mutual funds are valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission (level 1 inputs). These funds are required to publish their daily net asset value (“NAV”) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

American Depository Receipts, Common Stocks including McDonald’s common stock: The fair values of American Depository Receipts (ADR) and publicly traded common stocks are determined by obtaining quoted prices on nationally recognized securities exchanges (level 1 inputs).

Collective trusts: The fair values of investments in collective trusts are valued as determined by the custodian based on their net asset values and recent transaction prices. The investment objectives and underlying investments of the collective trusts vary, with some holding short term investments for principal preservation, diversified portfolios of domestic or international stocks, some holding securities of companies in a particular industry sectors, some holding short-term and/or medium-term corporate, government and government agency bonds, some holding a blend of asset back securities and corporate bonds, and others holding a blend of various domestic and international stocks. Each collective trust provides for daily redemptions by the Plan at reported net asset values per share, with no advance notice requirement.

(Continued)

9.

McDONALD’S CORPORATION PROFIT SHARING AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2015 and 2014

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Investments measured at fair value on a recurring basis as of December 31, 2015 and 2014 are summarized below (amounts in thousands):

	Assets at Fair Value as of December 31, 2015
	(Level 1)	(Level 2)	(Level 3)	Total
Investment Type
Cash	$2	$—	$—	$2
US Treasury Securities	20,978	—	—	20,978
Mortgage-backed securities	—	24,985	—	24,985
Corporate bonds	—	11,104	—	11,104
Mutual Funds	227,659	—	—	227,659
ADR & common stock, other than McDonald’s Corp.	307,420	—	—	307,420
McDonald’s Corp. common stock	1,296,957	—	—	1,296,957

Total assets in the fair value hierarchy	1,853,016	36,089	—	1,889,105
Investments measured at net asset value (a)
Collective Trusts	—	—	—	831,410

Investments at fair value	$1,853,016	$36,089	$—	$2,720,515

	Assets at Fair Value as of December 31, 2014
	(Level 1)	(Level 2)	(Level 3)	Total
Investment Type
US Treasury securities	$31,582	$—	$—	$31,582
Mortgage-backed securities	—	16,519	—	16,519
Corporate bonds	—	7,006	—	7,006
Mutual Funds	274,031	—	—	274,031
ADR & common stock, other than McDonald’s Corp.	335,716	—	—	335,716
McDonald’s Corp. common stock	1,158,742	—	—	1,158,742

Total assets in the fair value hierarchy	1,800,071	23,525	—	1,823,596
Investments measured at net asset value (a)
Collective Trusts	—	—	—	896,691

Investments at fair value	$1,800,071	$23,525	$—	$2,720,287

(a)	In accordance with Subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statement of net assets available for benefits.

(Continued)

10.

McDONALD’S CORPORATION PROFIT SHARING AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2015 and 2014

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Participant Loans: Participant loans are reported at their unpaid principal balance plus any accrued but unpaid interest, with no allowance for credit losses, as repayments of principal and interest are received through payroll deductions and the notes are collateralized by the participants’ account balances.

Fair Value of Long-Term Debt: The fair value of the Plan’s long-term debt is estimated based on the current rates available to the Plan for debt of the same remaining maturities (level 2). As of December 31, 2015, the estimated fair value and carrying value of the Plan’s long-term debt was $10,145,000 and $9,233,000 respectively. As of December 31, 2014, the estimated fair value and carrying value of the Plan’s long-term debt was $17,929,000 and $15,971,000, respectively.

Unallocated Net Assets Available for Benefits: Unallocated net assets available for benefits represents the fair value of shares of McDonald’s common stock purchased through the ESOP which have not been released for allocation to participants’ accounts offset by the balance of the debt issued by the ESOP. Unallocated net assets available for benefits are reduced by the fair value of the shares as they are allocated to participants as Company matching contributions.

Payment of Benefits: Benefits are recorded at the time of payment.

NOTE 3 - FULLY BENEFIT RESPONSIVE INVESTMENT CONTRACTS

The Plan investments include a Stable Value Fund, managed by JPMorgan, which is a unitized fund established solely for the investment of assets of the Plan. The account is credited with earnings on the underlying investments and charged for Plan withdrawals and administrative expenses. The Stable Value Fund holds synthetic guaranteed investment contracts, with collective funds, US treasuries, mortgage-backed securities, corporate bonds and short-term investments as underlying investments. At December, 31, 2014, the Stable Value fund consisted of synthetic guaranteed investment contracts with collective funds as underlying investments. These synthetic investment contracts are included in the financial statements at contract value. Contract value represents contributions made under the contracts, plus earnings, less participant withdrawals and administrative expenses.

The wrapper contracts within the Stable Value Fund specify certain conditions under which distributions from the contracts would be payable at amounts below contract value. Such circumstances include the termination of the Plan, a material adverse change to the provisions of the Plan, if the employer elects to withdraw from a wrapper contract in order to switch to a different investment provider, or if the terms of a successor plan (in the event of the spin-off or sale of a division) do not meet the wrapper contract issuer’s underwriting criteria for issuance of a clone wrapper contract. The contracts limit the circumstances under which the issuer may terminate the contracts. Examples of circumstances which would allow the issuer to terminate the contracts include the Plan’s loss of its qualified status, un-cured material breaches of responsibilities, or material and adverse changes to the provisions of the Plan. If one of these events were to occur, the issuer could terminate the contracts at the market value of the underlying investments. Currently, the occurrence of an event that would cause the Plan to transact contract distributions at less than contract value is not probable.

The crediting interest rates of the contracts are based on agreed-upon formulas with the issuers, as defined in the contract agreements, but cannot be less than zero. The interest rates are reviewed on a quarterly basis for resetting. The key factors that influence future interest crediting rates could include the following: the level of market interest rates; the amount and timing of participant contributions; transfers and withdrawals into/out of the contracts; and the duration of the underlying investments backing the contracts.

(Continued)

11.

McDONALD’S CORPORATION PROFIT SHARING AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2015 and 2014

NOTE 4 - NONPARTICIPANT-DIRECTED INVESTMENTS

The nonparticipant directed net assets of the Plan and changes therein consist of those reflected in the financial statements as “ESOP – Unallocated Account.”

NOTE 5 - NOTES PAYABLE

In September 1989, the Leveraged ESOP issued $200 million of 7.67% Guaranteed ESOP Notes, Series A, for 15 years with a final maturity of September 15, 2004. In April 1991, the Leveraged ESOP issued $100 million of 7.30% Guaranteed ESOP Notes, Series B, for 15 years with a final maturity of June 1, 2006. In November 1999, the Leveraged ESOP refinanced the outstanding debt for 19 years with a final maturity of July 15, 2018.The remaining outstanding ESOP Notes are loans directly between the ESOP and the Company. Principal and interest payments are made according to the applicable loan schedules. Dividends on the converted common stock and Company contributions are used to repay the loans.

The ESOP debt is collateralized by unallocated shares of McDonald’s common stock, valued at $60,111,297 at December 31, 2015. The Company has no recourse against the assets of the ESOP, except for such collateralized shares, cash contributions to ESOP, and earnings attributable to such collateralized shares or contributions. The unallocated shares of McDonald’s common stock may be released from collateral under certain circumstances without the consent of the Company.

Following are maturities of the ESOP debt for each of the next three years (amounts in thousands):

	Series A Notes	Series B Notes	Total
2016	$2,721	$1,371	$4,092
2017	1,962	988	2,950
2018	1,457	734	2,191

Total over remaining life of notes	$6,140	$3,093	$9,233

NOTE 6 - PLAN TERMINATION

Although it has not expressed any intent to do so, the McDonald’s Corporation has the right under the Plan to allow an employer to discontinue its contributions at any time and the Company may terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

NOTE 7 - ADMINISTRATIVE FEES

The investment managers’ fees applicable to each investment fund are netted against the related investment income before investment income is allocated to participants’ accounts. Fees for managed account services provided by an independent third-party are charged directly to participant accounts only for individuals that use this service. Revenue sharing received from investments in mutual funds is returned to participants invested in those funds. Administrative fees associated with the Plan are paid by the Company.

(Continued)

12.

McDONALD’S CORPORATION PROFIT SHARING AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2015 and 2014

NOTE 8 - INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by letter dated September 24, 2013, that the Plan and related trust are designed, including amendments adopted through October 18, 2012, in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended and restated, effective January 1, 2015, to reflect the change to a corporate trustee, Plan management believes that the Plan is designed and being operated in compliance with the applicable requirements of the IRC. Therefore, they continue to believe that the Plan is qualified and the related trust was tax-exempt as of the financial statement date.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan. Plan management has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2015 and 2014, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The plan is subject to routine audits by taxing authorities; however, there are currently no audits for any tax periods in progress.

NOTE 9 - TRANSACTIONS WITH PARTIES IN INTEREST

During 2015, the Plan received $39,468,951 in common stock dividends from the Company. The Leveraged ESOP loan discussed in Note 5, is intended to be an exempt loan under Section 408(b)(3) of ERISA and Section 4975(d)(3) of the IRC.

During 2015, fees totaling $3,402,000 were paid by the Plan to the managers of the investments held in the Plan and an advisor to Plan participants. These transactions qualify as party-in-interest transactions.

Certain Plan assets are held in participant loans or investments issued by Northern Trust, therefore these transactions qualify as party-in-interest. The Plan holds investments issued by various investment managers of the Plan; these qualify as party-in-interest. A portion of the Plan’s assets are also invested in Company stock.

Certain administrative functions are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan.

NOTE 10 - RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, liquidity and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

NOTE 11 - FORM 5500 RECONCILIATION

Following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2015 and 2014 to net assets per the Form 5500 (amounts in thousands):

	2015	2014
Net assets available for benefits per the financial statements	$3,202,394	$3,197,568
Adjustment from contract value to fair value for fully benefit responsive investment contracts	(3,569)	1,238

Net assets per the Form 5500	$3,198,825	$3,198,806

(Continued)

13.

McDONALD’S CORPORATION PROFIT SHARING AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2015 and 2014

NOTE 11 - FORM 5500 RECONCILIATION (Continued)

Following is a reconciliation of the increase (decrease) in net assets available for benefits per the financial statements for the year ended December 31, 2015, to the net income per the Form 5500 (amounts in thousands):

Increase in net assets available for benefits per the financial statements	$4,826
Change in the adjustment from contract value to fair value for fully benefit responsive investment contracts at December 31, 2015	(4,807)

Net income per the Form 5500	$19

NOTE 12 - SUBSEQUENT EVENTS

Effective January 1, 2016, Fiduciary Counselors will act as independent fiduciary to oversee certain aspects of the McDonald’s Common Stock Fund and the McDonald’s ESOP Stock Fund, under the Plan. Fees for Fiduciary Counselors are netted against the related investment income for McDonald’s Stock for individuals who invest in company shares.

For QDROs (Qualified Domestic Relations Order) received on or after January 1, 2016 there will be a QDRO review and processing fee of $550 for each QDRO. The $550 fee will be subtracted from the divorced participant’s account unless the QDRO states the fee is to be split between the participant and the alternate payee.

(Continued)

14.

MCDONALD’S CORPORATION, EIN 36-2361282

MCDONALD’S CORPORATION PROFIT SHARING and SAVINGS PLAN, PLAN NUMBER 001

PLAN YEAR END DECEMBER 31, 2015

FORM 5500, SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS HELD AT END OF YEAR

(a)	(b) (c)	(d)	(e)
	IDENTITY OF ISSUER/DESCRIPTION	COST**	MARKET VALUE
	CORPORATE COMMON STOCKS & AMERICAN DEPOSITORY RECEIPTS
	8X8 INC NEW COM		80,585.10
	ABBOTT LAB COM		1,454,589.99
	ACETO CORP COM		65,912.14
	ADOBE SYS INC COM		2,017,831.20
	ADR ALIBABA GROUP HLDG LTD-SP A		1,544,373.81
	ADR ARM HLDGS PLC SPONSORED ADR		905,342.88
	ADR AXA SA SPONSORED ADR		373,122.90
	ADR BASF AKTIENGESELLSCHAFT - LEVEL I		690,596.28
	ADR BHP BILLITON LTD SPONSORED ADR		746,524.80
	ADR BRIT AMERN TOB PLC SPONSORED COM STK		1,139,733.55
	ADR CONTROLADORA VUELA COMPANIA DE AVIACION SPONSORED ADR REPSTG 10 CPOS		109,240.56
	ADR GRUPO TELEVISA SA DE CV SPONSORED ADR REPSTG ORD PARTN SPONS ADR		1,551,786.30
	ADR INDUSTRIA DE DISENO TEXTIL INDITEX SA ADR ADR		1,857,859.50
	ADR JD COM INC SPONSORED ADR REPSTG COM CL A		594,321.30
	ADR NESTLE S A SPONSORED ADR REPSTG REG SH		1,262,014.36
	ADR NOVARTIS AG		4,423,746.60
	ADR NOVO-NORDISK A S ADR		1,043,291.04
	ADR RIO TINTO PLC SPONSORED ADR		983,906.56
	ADR SILICON MOTION TECHNOLOGY CORP SPONSORED ADR REPSTG SHS		76,455.68
	ADR SOUTH32 LTD SPONSORED ADR		44,238.74
	ADR TENARIS S A SPONSORED ADR		782,901.00
	ADR TENCENT HLDGS LTD ADR		1,873,356.84
	ADR TEVA PHARMACEUTICAL INDS		2,251,452.00
	ADR UNILEVER N V NEW YORK SHS NEW		1,058,264.28
	ADR VALE S A ADR		144,434.29
	ADR VODAFONE GROUP PLC NEW SPONSORED ADRNO PAR		2,370,755.14
	ADR YARA INTL ASA SPONSORED ADR		87,303.68
	AEGION CORP 10		1,914,972.70
	AGCO CORP COM		1,679,656.95
	AGRIUM INC COM		167,065.80

15.

ALEXION PHARMACEUTICALS INC COM	1,775,310.25
ALLEGION PLC COMMON STOCK	429,930.24
ALLERGAN PLC. COMMON STOCK	6,309,687.50
ALLY FINL INC COM	2,892,555.20
ALON USA ENERGY INC COM STK	546,112.00
ALPHABET INC CAP STK CL A CAP STK CL A	2,745,597.29
ALPHABET INC CAP STK CL C CAP STK CL C	2,801,026.08
AMAZON COM INC COM	4,905,609.62
AMERICAN EXPRESS CO	3,093,584.00
AMERICAN TOWER CORP	3,500,961.45
AMERIPRISE FINL INC COM	3,020,731.70
AMERISAFE INC COM	894,822.00
AMERN WOODMARK CORP COM	47,588.10
AMN HEALTHCARE SVCS INC COM	88,150.95
AMSURG CORP COM	1,783,340.00
APPLE INC COM STK	8,233,647.72
APPLIED MICRO CIRCUITS CORP COM NEW STK	26,206.18
ARGAN INC COM	64,994.40
ARGO GROUP INTERNATIONAL HOLDINGS COM STK	813,824.00
ASSOCTD BANC-CORP COM	953,156.25
ATLAS FINANCIAL HLDGS INC COM	106,086.90
ATLASSIAN CORPORATION PLC COM USD0.1 CL A	40,247.04
ATRICURE INC COM STK	84,957.84
AUTOBYTEL INC COM NEW	123,312.96
AVINGER INC COM	130,809.60
AVISTA CORP COM ISIN # US05379B1070	604,650.15
BARNES GROUP INC COM	919,963.05
BASSETT FURNITURE INDS INC COM STK	55,652.52
BBCN BANCORP INC COM	586,168.80
BIOGEN INC COMMON STOCK	1,426,671.95
BIOMARIN PHARMACEUTICAL INC COM ISIN CH0008107010	232,043.40
BLUEPRINT MEDICINES CORP COM	133,385.76
BNC BANCORP COM STK	73,069.02
BOEING CO COM	4,940,061.94
BRINKER INTL INC COM	712,776.75
BRINKS CO COM	1,702,884.30
BRISTOL MYERS SQUIBB CO COM	2,155,465.86
BROOKFIELD ASSET MGMT INC VOTING SHS CL A VOTING SHS CL A	436,848.15
BROOKS AUTOMATION INC COM	1,258,424.40
CALAMOS ASSET MGMT INC CL A COM STK	517,880.00
CALAMP CORP COM	64,513.41
CALATLANTIC GROUP INC COM	883,536.00

16.

CALAVO GROWERS INC COM	48,657.00
CALLIDUS SOFTWARE INC COM STK	165,737.25
CALLON PETE CO DEL COM	42,534.00
CANADIAN NATL RY CO COM	1,788,607.04
CANADIAN PAC RY LTD COM NPV	1,623,327.20
CARBO CERAMICS INC COM	566,224.00
CARROLS RESTAURANT GROUP INC COM	80,771.20
CDN NAT RES LTD COM CDN NAT RES COM STK	574,740.24
CELGENE CORP COM	2,098,195.20
CENTENE CORP DEL COM	1,835,111.85
CERUS CORP COM	39,860.24
CEVA INC COM	117,454.08
CHEGG INC COM	45,427.50
CHEROKEE INC DEL NEW COM	81,351.00
CHEVRON CORP COM	4,674,321.60
CHICAGO BRDG & IRON CO N V COM NV	2,172,132.90
CHUYS HOLDINGS INC COM USD0.01	117,211.60
CITIGROUP INC COM NEW COM NEW	3,656,862.00
CNO FINL GROUP INC COM	1,557,457.65
COGNEX CORP COM	1,629,402.50
COLUMBIA SPORTSWEAR CO COM	787,961.60
COMCAST CORP NEW-CL A	2,952,417.60
COMFORT SYS USA INC COM	83,441.12
COML METALS CO COM	618,788.00
CONCHO RES INC COM STK	695,985.70
CORE LABORATORIES NV NLG0.03	574,582.16
COSTCO WHOLESALE CORP NEW COM	1,702,048.50
COWEN GROUP INC NEW CL A CL A	892,390.00
CPI CARD GROUP INC FORMERLY CPI HLDGS I INC TO 08/07/2015 COM	46,232.42
CROSS CTRY HEALTHCARE INC COM	111,599.51
CROWN CASTLE INTL CORP NEW COM	2,219,171.50
CUBIC CORP COM	858,060.00
CVB FINL CORP COM	1,382,787.00
DARLING INGREDIENTS INC COMSTK	1,893,600.00
DELTA AIR LINES INC DEL COM NEW COM NEW	1,801,522.60
DERMIRA INC COM	54,510.75
DIAGEO PLC SPONSORED ADR NEW	1,072,158.10
DIEBOLD INC COM	1,556,555.70
DIMENSION THERAPEUTICS INC COM	35,791.44
DISCOVERY COMMUNICATIONS INC NEW COM SERC COM SER C	1,820,379.60
DOLLAR GEN CORP NEW COM	1,467,585.40
DULUTH HLDGS INC COM CL B COM CL B	48,716.01

17.

DYNAVAX TECHNOLOGIES CORP COM NEW COM NEW	121,259.04
EAST WEST BANCORP INC COM	555,241.60
EATON CORP PLC COM USD0.50	910,700.00
ENSCO PLC SHS CLASS A COM	224,847.90
EOG RESOURCES INC COM	398,830.86
EXELIXIS INC COM STK	38,955.48
EXLSERVICE COM INC COM STK	76,695.51
EXPRESS SCRIPTS HLDG CO COM	1,839,980.50
F N B CORP PA COM	976,488.00
FACEBOOK INC CL A CL A	4,243,963.00
FINISH LINE INC CL A	605,680.00
FIVE PRIME THERAPEUTICS INC COM	143,424.00
FLEXION THERAPEUTICS INC COM	124,060.26
FLOTEK INDS INC DEL COM	37,809.20
FOAMIX PHARMACEUTICALS LTD COM ILS0.16	85,430.74
FRANCESCAS HLDGS CORP COM M STOCK	58,915.44
GATX CORP COM	579,956.50
GENERAL ELECTRIC CO	3,747,687.65
GENMARK DIAGNOSTICS INC COM STK	13,766.24
GIBRALTAR INDS INC COM	122,315.52
GLACIER BANCORP INC NEW COM	610,720.60
GLOBAL BLOOD THERAPEUTICS INC COM	65,953.20
GLOBAL INDEMNITY PLC COM USD0.0001	837,517.20
GLOBANT SA USD1.20	220,558.80
GOLDMAN SACHS GROUP INC COM	2,467,348.70
GOOD TIMES RESTAURANTS INC COM	38,611.20
GRAN TIERRA ENERGY INC COM	249,202.80
GREENBRIER COS INC COM STK	851,382.00
GRIFFON CORP COM	81,506.20
GROUP 1 AUTOMOTIVE INC COM	1,101,056.50
GTT COMMUNICATIONS INC COM	127,387.02
HACKETT GROUP INC COM STK	80,285.72
HANMI FINL CORP COM NEW COM NEW	85,202.24
HEIDRICK & STRUGGLES INTL INC COM	41,891.58
HERON THERAPEUTICS INC COM	69,072.90
HILL ROM HLDGS INC COM STK	1,579,972.50
HOME DEPOT INC COM	682,939.00
HONEYWELL INTL INC COM STK	3,031,493.90
HP INC COM	1,000,480.00
ICU MED INC COM	890,962.00
IDERA PHARMACEUTICALS INC COM NEW STK	35,547.36
ILLUMINA INC COM	1,362,041.72

18.

	IMMERSION CORP COM	59,232.80
	INGERSOLL-RAND PLC COM STK	1,083,241.68
	INPHI CORP COM	169,631.56
	INSIGHT ENTERPRISES INC COM	1,044,866.40
	INSTEEL INDS INC COM	21,840.48
	INSTRUCTURE INC COM	87,298.26
	INTEL CORP COM	1,731,457.00
	INTELIQUENT INC COM USD0.001	151,755.80
	INTERCONTINENTAL EXCHANGE INC COM	3,264,752.40
	INTERSECT ENT INC COM	38,362.50
	INTRA-CELLULAR THERAPIES INC COM	85,310.94
	IPG PHOTONICS CORP COM	1,587,048.00
	JOHNSON CTL INC COM	2,797,866.50
	K2M GROUP HLDGS INC COM	94,574.34
	KEMPHARM INC COM	83,690.04
	KFORCE INC	73,261.44
	KOPPERS HLDGS INC COM	1,046,728.75
	KROGER CO COM	1,634,549.08
	LACLEDE GROUP INC COM	922,637.30
	LAS VEGAS SANDS CORP COM STK	2,404,185.60
	LAWSON PRODS INC COM	29,771.25
	LEMAITRE VASCULAR INC COM STK	154,629.00
	LENDINGTREE INC NEW COM USD0.01	130,616.64
	LIBERTY MEDIA CORP DEL COM SER C COM SERC	1,252,832.00
	LIFEPOINT HEALTH INC COM ISIN US53219L1098	822,080.00
	LINDSAY CORPORATION COM	447,070.00
	LINKEDIN CORP CL A	1,686,074.28
	LIVE OAK BANCSHARES INC COM	56,629.60
	LOXO ONCOLOGY INC COM	141,453.40
	LSI INDS INC OHIO COM	31,913.42
	LYDALL INC COM	45,556.32
	LYON WILLIAM HOMES CL A NEW COM USD0.01 CL’A’(POST REV SPLIT)	511,500.00
	LYONDELLBASELL IND N V COM USD0.01 CL ‘A’	251,141.00
	MACROGENICS INC COM	109,324.10
	MALLINCKRODT PLC COMMON STOCK	2,129,940.20
*	MANULIFE FINL CORP COM	226,153.06
	MARINEMAX INC COM	63,585.84
	MARRIOTT INTL INC NEW COM STK CL A	1,458,790.40
	MASTERCARD INC CL A	2,938,130.08
	MAXLINEAR INC-CLASS A	33,643.32
	MCBC HLDGS INC COM	49,073.40
	MCGRAW HILL FINANCIAL INC	1,084,380.00

19.

MCKESSON CORP	3,550,140.00
MEDTRONIC PLC COMMON STOCK	2,706,891.72
MERCURY SYSTEMS INC	82,766.88
MICROSOFT CORP COM	1,348,940.72
MIDDLEBY CORP COM	1,139,107.20
MIRATI THERAPEUTICS INC COM	91,924.40
MITEK SYS INC COM NEW COM NEW	39,349.14
MONSANTO CO NEW COM	4,432,414.80
MONSTER BEVERAGE CORP NEW COM	885,269.28
MORGAN STANLEY COM STK USD0.01	917,941.17
MOSAIC CO/THE	1,542,281.00
MOTORCAR PTS & ACCESSORIES INC COM	138,925.29
MYOKARDIA INC COM	69,033.94
NABORS INDUSTRIES COM USD0.10	859,407.88
NAUTILUS INC COM	59,188.80
NEOGENOMICS INC COM NEW COM NEW	196,946.75
NEOPHOTONICS CORP	75,813.66
NETFLIX INC COM STK	2,437,094.66
NIKE INC CL B	2,869,500.00
NOBLE CORP PLC COMMON STOCK	442,266.55
NORDIC AMERICAN TANKERS LIMITED	699,300.00
NORDSON CORP COM	1,248,679.75
NORTHERN TR CORP COM	3,011,127.21
NUTRI SYS INC NEW COM	39,060.20
NXP SEMICONDUCTORS N V COM STK	686,384.75
O REILLY AUTOMOTIVE INC NEW COM USD0.01	1,688,537.46
OCCIDENTAL PETROLEUM CORP	2,462,356.20
OCLARO INC COM NEW	27,105.72
OGE ENERGY CORP COM	1,723,835.30
OLIN CORP COM	891,565.30
OMNICOM GROUP INC COM	3,358,547.40
ORACLE CORP COM	3,363,682.40
OTONOMY INC COM	64,657.50
OWENS & MINOR INC NEW COM	705,208.00
PALO ALTO NETWORKS INC COM USD0.0001	428,724.76
PARTNERRE HLDG LTD COM STK	505,299.84
PATRICK INDS INC COM	85,347.00
PAYCOM SOFTWARE INC COM	155,600.05
PAYLOCITY HLDG CORP COM	67,840.15
PENTAIR PLC COM STK	2,636,977.20
PGT INC COM	58,157.34
PNC FINANCIAL SERVICES GROUP COM STK	2,804,020.20

20.

POLARIS INDS INC COM	1,428,059.25
POTASH CORP SASK INC COM	558,214.72
PROGRESS SOFTWARE CORP COM	859,200.00
PROOFPOINT INC COM	83,342.82
Q2 HLDGS INC COM	165,287.16
QUINSTREET INC COM STK	46,070.31
RED HAT INC COM	1,596,990.85
REGENERON PHARMACEUTICALS INC COM	1,407,119.04
RESOURCES CONNECTION INC COM	42,990.54
REVANCE THERAPEUTICS INC COM	43,963.92
RINGCENTRAL INC CL A CL A	186,329.16
SALESFORCE COM INC COM STK	2,125,267.20
SANDERSON FARMS INC COM	1,608,540.00
SANFILIPPO JOHN B & SON INC COM	85,799.64
SCHLUMBERGER LTD COM COM	1,755,816.75
SENSIENT TECHNOLOGIES CORP COM	478,060.20
SHERWIN-WILLIAMS CO COM	537,631.60
SHIRE PLC ADR	1,742,295.00
SKYWEST INC COM	76,973.94
SMITH & WESSON HLDG CORP COM	138,452.02
SNAP-ON INC COM	892,293.15
SPLUNK INC COMSTK COM USD0.001	929,139.19
SPS COMM INC COM	63,891.10
STAMPS COM INC COM NEW	104,567.94
STANDARD MTR PRODS INC COM	57,607.70
STARBUCKS CORP COM	2,189,294.10
SUNCOR ENERGY INC NEW COM STK	1,259,607.60
SUNESIS PHARMACEUTICALS INC COM NEW STOCK	20,476.46
SYNERGY PHARMACEUTICALS INC FLA COM NEW	45,660.51
TAKE-TWO INTERACTIVE SOFTWARE INC CDT-COM CDT-COM	1,602,640.00
TASER INTL INC COM	47,893.30
TECK RESOURCES LIMITED	52,912.88
TEEKAY TANKERS LTD COM STK	1,795,680.00
TENNECO INC	1,455,576.55
TESLA MTRS INC COM	1,168,368.68
TETRA TECHNOLOGIES INC DEL COM	30,959.84
TEXAS INSTRUMENTS INC COM	1,215,685.80
THE PRICELINE GROUP INC	1,672,734.40
THOR INDS INC COM STK	1,346,477.00
TILE SHOP HLDGS INC COM COM	65,419.60
TIME WARNER INC USD0.01	945,540.07
TJX COS INC COM NEW	1,230,359.41

21.

	TRINITY IND INC COM		1,538,601.10
	TUESDAY MORNING CORP COM NEW ISIN US8990355054		371,475.00
	U S CONCRETE INC COMMON STOCK		67,931.40
	U S SILICA HLDGS INC		45,401.52
	UBS GROUP AG COMMON STOCK		296,515.96
	UNDER ARMOR INC CL A		1,430,263.23
	UNIQUE FABRICATING INC COM		54,061.54
	UNVL ELECTRS INC COM		54,636.40
	VASCULAR SOLUTIONS INC COM		107,399.97
	VERACYTE INC COM		33,422.40
	VERTEX PHARMACEUTICALS INC COM		544,214.75
	VISA INC COM CL A STK		3,070,204.50
	VITAE PHARMACEUTICALS INC COM		72,128.50
	WALT DISNEY CO		1,847,306.40
	WALTER INVT MGMT CORP		1,201,163.40
	WEATHERFORD INTERNATIONAL LTD(IE)USD0.001		1,027,649.15
	WEIGHT WATCHERS INTL INC NEW COM		37,437.60
	WELLCARE HLTH PLANS INC COM		1,643,583.15
	WERNER ENTERPRISES INC COM		612,233.25
	WESTN REFNG INC COM		1,097,452.20
	WHIRLPOOL CORP COM		2,910,963.40
	WINTRUST FINL CORP COM		921,880.00
	WORKDAY INC CL A COM USD0.001		1,063,249.92
	XCEL BRANDS INC COM NEW		37,732.50
	XENCOR INC COM		57,749.00
	ZIX CORP COM		61,508.64

	TOTAL CORPORATE COMMON STOCKS (other than employer securities) & AMERICAN DEPOSITORY RECEIPTS		307,419,842.07

	McDONALD’S CORPORATION COMMON STOCK
*	MC DONALDS CORP COM	8,016,958.43	60,111,167.82
*	MC DONALDS CORP COM		351,710,695.38
*	MC DONALDS CORP COM		885,135,123.84

	TOTAL McDONALD’S CORPORATION COMMON STOCK		1,296,956,987.04

	INTEREST IN REGISTERED INVESTMENT CO.
*	MFO AMERICAN BEACON FDS HOLLAND LARGE CAP GROWTH FD INSTL CL		14,807,575.34
*	MFO ARTISAN MID CAP FD INSTL CL SH		29,260,900.37
*	MFO DFA EMERGING MARKETS VALUE		21,155,134.76
*	MFO NUVEEN INVT FDS INC REAL ESTATE SECSFD CL R6		79,290,074.30
*	MFO PRIMECAP ODYSSEY FDS AGGRESSIVE GROWTH FD		34,071,306.05

22.

*	MFO DODGE & COX INC FD	49,073,828.69

	TOTAL INTEREST IN REGISTERED INVESTMENT CO.	227,658,819.51

	MCDONALD’S LOAN ASSETS
*	MCDONALD’S LOAN ASSET	33,310,619.23

	TOTAL McDONALD’S LOAN ASSETS	33,310,619.23

	INTEREST-BEARING CASH
	INTEREST-BEARING CASH	1,798.73

	TOTAL INTEREST-BEARING CASH	1,798.73

	WRAPPER CONTRACTS
*	GIC TRANSAMERICA PREMIER LIFE CONTRACT MDA00824TR RATE 1.65% MAT 12/31/2064	109,812.00

	TOTAL WRAPPER CONTRACTS	109,812.00

	COLLECTIVE TRUSTS
*	MFO SEI ARTISAN INTL GROWTH FD	29,453,187.85
*	MFO MANNING & NAPIER NON US EQUITY CIT - U	28,270,617.51
*	MFO JP MORGAN CHASE BK LIQUIDITY FUND	19,501,758.37
*	JPMCB INTERMEDIATE BOND FUND	195,509,852.00
*	MFO BLACKROCK GLOBAL ALLOCATION COLLECTIVE FUND M	230,233,474.01
*	NT COLLECTIVE ALL CTY WLD EX-US INVSTBL MKT IDX FD - DC - NONLENDING - TR 3	48,096,711.71
*	NT COLLECTIVE RUSSELL 2000 INDEX FUND - DC -NON LENDING TIER THREE	78,789,385.61
*	NT COLLECTIVE S&P500 INDEX FUND - DC- NON LENDING - TIER THREE	274,954,251.20
*	MFO MANULIFE AM TC STRATEGIC FIXED INCOME FUND CLASS 3 RETIREMENT B	83,894,664.59
*	MFO METROPOLITAN WEST FDS FLOATING RATE INCOME FD CL I	539,581.68
*	Northern Trust Company COLTV SHORT TERM INVT FD	64,356,944.85

	TOTAL COLLECTIVE TRUSTS	1,053,600,429.38

	MORTAGE BACKED SECURITIES
	PVTPL A VOCE CLO LTD / A VOCE CLO LLC SRSECD NT CL A-1B FLTG 144A 07-15-2026	142,288.50
	PVTPL AMMC CLO XIV LTD / AMMC CLO XIV CORP SR SECD NT CL A-1L FLTG 07-27-2026	128,570.00
	PVTPL CEDAR FDG III CLO LTD / CEDAR FDG III CL SR SECD NT CL A-1 FLTG 05-20-2026	128,999.00
	PVTPL DRYDEN 37 SR LN FD SER 2015-37A CL A FLTG RT 04-15-2027 BEO	128,960.00
	ACCESS FDG 2015-1 VAR RT .8867% DUE 07-25-2056	193,068.90
	CHASE ISSUANCE TR 2014-3 CL A NTS 05-15-2018 REG	134,966.39

23.

	CITIBANK CR CARD ISSUANCE TR 2014-A3 NT FLTG RATE 05-09-2018 REG	134,987.45
	GS MTG SECS CORP FLTG RT .6465% DUE 03-25-2035	173,608.92
	MASTR ASSET BACKED SECS TR SER 2006-NC1 CL A3 FLT RT 01-25-2036 REG	84,639.89
	MORGAN STANLEY ABS CAP I INC 2005-1 MTG PASSTHRU CTF M-2 VAR 12-25-2034 REG	106,072.25
	MORGAN STANLEY ABS FLTG RT 1.2065% DUE 12-25-2034	256,786.75
	NAVIENT STUDENT LN SER 2014-2 CL A FLTG 03-25-2043	110,580.47
	NAVIENT STUDENT LN SER 2014-3 CL A FLTG 03-25-2043	66,533.39
	PVTPL MAGNETITE XII LTD/MAGNETITE XII LLC SR SECD NT CL A FLTG 144A 04-15-2027	128,544.00
	PVTPL NELNET STUD LN TR 2015-2 AB NT CL A-2 144A VAR RT DUE 9-25-42 BEO	228,186.88
	PVTPL NELNET STUDENT LN TR SER 2015-3 CL A-2 FLTG 02-26-2046 BEO	258,068.93
	PVTPL PHEAA STUDENT LN STUDENT TR 2013-3A CL A FLTG RT DUE 11-25-2042 BEO	220,350.06
	RESIDENTIAL ASSET MTG PRODS INC SER 2005-EFC5 CL M1 FLT RT 10-25-2035 BEO	162,793.00
	SLC STUD LN TR FLTG RT .6516% DUE 08-15-2031	46,308.04
	SLC STUD LN TR FLTG RT .672% DUE 12-15-2038	256,917.00
	SLC STUDENT LN TR 2006-2 ASSET BKD NT CLA-5 FLTG RATE 09-15-2026 BEO	259,433.82
	SLM STUD LN TR FLTG RT SER 2007-6 CL A 10-25-2024	256,478.94
	SLM STUDENT LN TR 2008 9 STUDENT LOAN BKD NTS CL A FLTG 04-25-2023 REG	198,077.14
	SLM STUDENT LN TR 2008-5 CL B FLT RT 07-25-2029 REG	143,886.50
	SLM STUDENT LN TR 2008-9 CL B FLTG RT 10-25-2029 BEO	141,287.40
	SLM STUDENT LN TR 2011-2 STUDENT LN BKD NT CL A2 FLTG 03-25-2025	168,048.06
	SLM STUDENT LN TR 2012-1 STUDENT LN BKD NTS CL A-2 FLTG 11-25-2020 REG	232,294.27
	SLM STUDENT LN TR 2012-3 CL A FLTG RT DUE 12-26-2025 REG	224,559.15
	SLM STUDENT LN TR 2012-6 A-3 BACKED NT FLTG DUE 05-26-2026 REG	222,794.78
	SLM STUDENT LN TR FLTG SER 2013-3 CL A2 05-26-2020 REG	108,356.19
	STRUCTURED ASSET SECS CORP 2005-2 LEHMANXS 1-A1 08-25-2035 REG	186,414.60
	WACHOVIA STUD LN FLTG RT .7886% DUE 04-25-2040	257,539.43
	WELLS FARGO HOME FLTG RT 1.4265% DUE 10-25-2034	266,346.83
	CMO CD 2007-CD4 CMO TR MTG PASS THRUCTF CL A-1A VAR RT DUE 12-11-2049	274,288.46
	CMO MORGAN STANLEY CAPITAL I 2011-C3 CL A4 4.118 7-15-2021	191,532.06
	CR SUISSE COML MTG FLTG RT 5.526% DUE 01-15-2049	282,215.70
*	J P MORGAN CHASE 3.6727% DUE 02-15-2046	23,422.03
	PVTP CMO CFCR COM MTG TR 2011-C1 PASS THRU CTF CL A-2 144A 3.7587 4-15-44	89,970.28
	PVTPL CMO DBRR SER 2013-EZ3 CL A VAR RT DUE 12-18-2049	147,980.13

24.

*	PVTPL CMO J P MORGAN CHASE DTD 6-1-10 2010-C1 CL A1 144A 3.853 DUE 6-15-15	13,170.76
*	PVTPL CMO JP MORGAN CHASE COMMERCIAL MORTGAGE SE 2010-C2 A1 2.7493 7-15-17	8,909.38
	UBS-CITIGROUP COML 1.524% DUE 01-10-2045	73,029.29
	FEDERAL HOME LN MTG CORP POOL #G07848 3.5% 04-01-2044 BEO	474,333.09
	FEDERAL HOME LN MTG CORP POOL #G08653 3% 07-01-2045 BEO	221,125.21
	FEDERAL HOME LN MTG CORP POOL #G08654 3.5% 07-01-2045 BEO	404,057.39
	FEDERAL HOME LN MTG CORP POOL #G08658 3% 08-01-2045 BEO	172,425.63
	FEDERAL HOME LN MTG CORP POOL #G08659 3.5% 08-01-2045 BEO	476,585.28
	FEDERAL HOME LN MTG CORP POOL #G08669 4% 09-01-2045 BEO	260,796.82
	FEDERAL HOME LN MTG CORP POOL #G08671 3.5% 10-01-2045 BEO	424,753.65
	FEDERAL HOME LN MTG CORP POOL #G08672 4% 10-01-2045 BEO	262,739.19
	FEDERAL HOME LN MTG CORP POOL #G08677 4% 11-01-2045 BEO	263,576.61
	FEDERAL HOME LN MTG CORP POOL #G18565 3% 08-01-2030 BEO	130,157.30
	FEDERAL HOME LN MTG CORP POOL #G18568 2.5% 09-01-2030 BEO	236,885.66
	FEDERAL HOME LN MTG CORP POOL #G60238 3.5% 10-01-2045 BEO	519,450.59
	FEDERAL HOME LN MTG CORP POOL #U99114 3.5% 02-01-2044 BEO	491,062.42
	FEDERAL NATL MTG ASSN GTD MTG POOL #AL2168 3.5% 06-01-2042 BEO	365,395.91
	FEDERAL NATL MTG ASSN GTD MTG POOL #AL6829 2.965% DUE 05-01-2027 BEO	177,388.02
	FEDERAL NATL MTG ASSN GTD MTG POOL #AL7092 3% 07-01-2045 BEO	83,613.44
	FHLMC GOLD #G07924 3.5% 01-01-2045	493,280.50
	FHLMC GOLD G60023 3.5 04-01-2045	97,860.51
	FNMA POOL #466919 3.93% 01-01-2021 BEO	203,241.53
	FNMA POOL #466960 3.89% 12-01-2020 BEO	152,284.22
	FNMA POOL #468551 3.98% DUE 07-01-2021 BEO	162,072.90
	FNMA POOL #469024 3.44% DUE 10-01-2021 BEO	141,804.23
	FNMA POOL #469621 3.65% 11-01-2021 BEO	178,571.03
	FNMA POOL #AM0827 2.6 DUE 11-01-2022 REG	128,050.23
	FNMA POOL #AM2808 2.7% 03-01-2023 BEO	129,632.62
	FNMA POOL #AM4125 3.74% 08-01-2023 BEO	116,755.10
	FNMA POOL #AM4367 4.12% 09-01-2023 BEO	153,131.02
	FNMA POOL #FN0001 3.766% 12-01-2020 BEO	131,948.05
	FNMA POOL #FN0009 3.414% DUE 10-01-2020 BEO	107,503.50
	FNMA POOL #MA1512 3.5% 07-01-2033 BEO	227,242.49
	FNMA POOL #MA1607 3% 10-01-2033 BEO	257,648.36
	FNMA SINGLE FAMILY MORTGAGE 2.5% 15 YEARS SETTLES JANUARY	418,280.58
	FNMA SINGLE FAMILY MORTGAGE 3% 30 YEARS SETTLES JANUARY	835,007.52
	FNMA SINGLE FAMILY MORTGAGE 3.5% 30 YEARS SETTLES JANUARY	2,001,542.62
	FNMA SINGLE FAMILY MORTGAGE 4% 30 YEARS SETTLES JANUARY	423,268.80

25.

FNMA SINGLE FAMILY MORTGAGE 4.5% 30 YEARS SETTLES JANUARY	523,739.38
GNMA II JUMBOS 3.5% 30 YEARS SETTLES JAN	635,901.21
GNMA II JUMBOS 4.5% 30 YEARS SETTLES JANUARY	150,412.50
GNMA POOL #MA2960 3% 07-20-2045 BEO	493,453.92
GNMA POOL #MA3033 3% 08-20-2045 BEO	290,167.23
GNMA POOL #MA3173 3.5% 10-20-2045 BEO	244,102.17
GNMAII POOL #MA2961 SER 2045 3.5% DUE 07-20-2045	239,851.75
GNMAII POOL #MA3106 4.0% DUE 09-20-2045 REG	309,243.44
CMO NCUA GTD NTS TR 2011-C1 SR NT II-A DUE 03-09-2021 REG	209,650.36
FEDERAL HOME LN MTG CORP FLT RT 07-25-2020 REG	106,787.06
FHLMC MULTICLASS TRANCHE 00154 3.511 04-25-2030	111,639.44
FHLMC MULTICLASS TRANCHE 00268 3.16100001335 05-25-2025	50,400.75
FNMA REMIC TR 2015-M2 CL-A3 VAR RATE 12-25-2024	209,743.52
CMO 2005-AR13 MTG PASSTHRU CTF CL A-1A2 DUE 10-25-2045 REG	225,079.22
CMO IMPAC CMB TR 2004-7 CL 1-A-1 FLTG RATE DUE 11-25-2034 REG	223,552.37
CMO MORGAN STANLEY MTG LN TR 2004-2AR DUE 01-25-2035 REG	207,230.29
CMO RESIDENTIAL ASSET MTG PRODS INC 2004-SP3 MTG LN ASSET AII FLTG 9-25-2034	203,499.26
CMO SEQUOIA MTG TR 2003-2 MTG PASSTHRU CTF CL A-1 VAR RATE DUE 06-20-2033 REG	219,425.12
CMO SEQUOIA MTG TR 2004-1 2004-12 MTG PASSTHRU CTF 1A1 DUE 01-20-2035 REG	221,595.04
CMO SEQUOIA MTG TR 2004-1 2004-4 CL A FLTG RATE DUE 05-20-2034 REG	225,661.45
CMO SER 2005-AR9 CL A1A FLT RT DUE 07-25-2045 REG	234,882.09
CMO STRUCTURED ADJ RATE MTG LN TR DUE 11-25-2034 REG	199,475.01
CMO STRUCTURED ADJ RATE MTG LN TR SER 2005-16 CL A1 DUE 08-25-2035 REG	209,096.82
CMO STRUCTURED ASSET SECS CORP 2004-3AC CL A1 DUE 03-25-2034 REG	229,753.66
CMO STRUCTURED ASSET SECS CORP SER 2004-10 CL 3A2 DUE 08-25-2034 BEO	230,509.34
CMO WA MUT MTG SECS CORP 2003-AR1 MTG PASSTHRU CTF CL A-5 VAR 03-25-2033BEO	154,860.75
CMO WAMU MTG PASS-THRU CTFS 2005-AR2 CTFCL 2A-2A1 DUE 12-25-2044 REG	232,474.16
CMO WAMU MTG PASS-THRU CTFS SER 2005-AR13 CL A-1A1 FLT 10-25-45	208,223.29
BRAZOS HIGHER ED AUTH INC SER 2005 I NT CL A-10 VAR RT 12-26-2019	436,374.02
CHASE ISSUANCE TR 2014-3 CL A NTS 05-15-2018 REG	284,929.04
CITIBANK CR CARD ISSUANCE TR 2006-A8 NT FLTG 12-17-2018 REG	284,303.75
HONDA AUTO .69% DUE 08-21-2017	284,594.73
NISSAN AUTO .67% DUE 09-15-2017	266,417.61
SLM STUD LN TR FLTG RT 2.3186% DUE 07-25-2023	553,246.65

26.

	SLM STUDENT LN TR SER 2005-10 CL A4 FLT RT 10-25-2019 BEO	192,942.96
	SLM STUDENT LN TR 2006-9 CL A5 FLT RT 01-26-2026 BEO	486,399.50
	SLM STUDENT LN TR 2012-2 STUDENT LN BKD NTS CL A FLTG 01-25-2029 REG	410,075.43
	TOYOTA AUTO .76% DUE 03-15-2018	279,298.88
	2007-11 NT CL A FLTG 12-15-2019 BEO	288,497.22
	CMO BEAR STEARNS COML MTG SECS TR 2006-PWR12 MTG PASSTHRU CTF 09-11-2038	116,236.23
*	CMO J P MORGAN CHASE COML MTG SECS TR 2006-CIBC16 CL A4 DUE 05-12-2045 REG	401,690.64
*	CMO J P MORGAN CHASE COML MTG SECS TR 2006-LDP7 CL A-4 DUE 04-17-2045 REG	256,537.58
	CMO MERRILL LYNCH MTG TR 2006-C1 CL A-4 DUE 05-12-2039 REG	261,120.84
	CMO MORGAN STANLEY CAP I TR 2006-HQ9 CL A-4 5.731 DUE 08-01-2016 REG	464,302.57
	CMO MORGAN STANLEY CAP I TR 2011-C3 SER 2011-C3 CL A-2 3.224 DUE 07-15-2049 REG	535,575.22
	CMO WACHOVIA BK COML MTG TR COML MTG PASSTHR CL A-3 DUE 06-15-2045 REG	384,407.80
	PVTPL CMO DBUBS 2011-LC2 MTG TR CL A-2 3.386% DUE 07-10-2044 BEO	494,850.49
*	PVTPL CMO J P MORGAN CHASE COML MTG SEC 2011-C4 A-2 3.3412 DUE 07-15-16 BEO	250,938.64
	PVTPL CMO MORGAN STANLEY BK AMER MERRILLLYNCH TR COML MTG 1.863 2-15-46	568,575.57
	PVTPL CMO OBP DEPOSITOR LLC TR 2010 OBP CTF 144A 4.6462 DUE 07-15-2045 BEO	107,742.20
	VNDO 2012-6AVE MTG TR SER 2012-6AVE CL A2.9950 144A DUE 11-15-2030	113,293.98
	FEDERAL HOME LN MTG CORP POOL #G0-8681 3.5% 12-01-2045 BEO	309,067.80
	FEDERAL HOME LN MTG CORP POOL #G08650 3.5% 06-01-2045 BEO	440,930.31
	FEDERAL HOME LN MTG CORP POOL #G08653 3%07-01-2045 BEO	216,211.33
	FEDERAL HOME LN MTG CORP POOL #G08669 4%09-01-2045 BEO	438,138.66
	FEDERAL HOME LN MTG CORP POOL #G18568 2.5% 09-01-2030 BEO	222,080.30
	FEDERAL HOME LN MTG CORP POOL #G60238 3.5% 10-01-2045 BEO	1,054,179.12
	FEDERAL NATL MTG ASSN GTD MTG POOL #AL0600 4.301% DUE 07-01-2021 BEO	568,076.17
	FEDERAL NATL MTG ASSN GTD MTG POOL #AL0705 3.477% DUE 12-01-2020 BEO	116,189.37
	FEDERAL NATL MTG ASSN GTD MTG POOL #AL7092 3% 07-01-2045 BEO	545,946.58
	FNMA POOL #AM4522 3.95% 10-01-2024 BEO	229,456.28
	FNMA POOL #FN0001 3.766% 12-01-2020 BEO	278,033.40
	FNMA POOL #FN0003 4.283% DUE 01-01-2021 BEO	490,088.42
	FNMA POOL #FN0004 3.619% DUE 12-01-2020 BEO	269,572.31

27.

FNMA POOL #FN0009 3.414% DUE 10-01-2020 BEO	275,769.85
FNMA POOL #464916 4.16% DUE 04-01-2020 BEO	188,628.86
FNMA POOL #465738 3.915% DUE 10-01-2020 BEO	282,673.28
FNMA POOL #466216 3.54% DUE 10-01-2020 BEO	226,456.49
FNMA POOL #467626 3.74% DUE 05-01-2018 BEO	209,001.59
FNMA POOL #468477 4.59% 08-01-2026 BEO	225,184.25
FNMA POOL #469217 3.68% DUE 10-01-2021 BEO	224,438.81
FNMA SINGLE FAMILY MORTGAGE 2.5% 15 YEARS SETTLES JANUARY	342,687.70
FNMA SINGLE FAMILY MORTGAGE 3.5% 30 YEARS SETTLES JANUARY	1,083,309.15
FNMA SINGLE FAMILY MORTGAGE 3% 30 YEARS SETTLES JANUARY	555,005.00
FNMA SINGLE FAMILY MORTGAGE 4.5% 30 YEARS SETTLES FEBRUARY	285,732.01
FNMA SINGLE FAMILY MORTGAGE 4% 30 YEARS SETTLES JANUARY	920,609.64
GNMA II JUMBOS 3.5% 30 YEARS SETTLES JAN	218,916.81
GNMA II JUMBOS 4.5% 30 YEARS SETTLES JANUARY	112,809.38
GNMA POOL #MA3033 3% 08-20-2045 BEO	230,132.64
GNMA POOL #MA3173 3.5% 10-20-2045 BEO	420,686.72
GNMAII POOL #MA3174 SER 2045 4% DUE 10-20-2045 REG	237,603.36
FHLMC MULTICLASS TRANCHE 00268 3.16100001335 05-25-2025	110,881.65
FHLMC MULTICLASS TRANCHE 00738 05-25-2022	568,618.35
FNMA SER 2012-M11 CL FA FLTG RT DUE 08-25-2019 BEO	564,640.51
FNMA SR 2013-M14 CL A2 VAR RT DUE 10-25-2023	510,032.18
AMERN EXPRESS CR A/C MASTER TR FLTG RT SER 2014-4 CL A 12-15-2021	1,146,098.05
BRAZOS HIGHER ED AUTH INC SER 2005 I NT CL A-10 VAR RT 12-26-2019	393,800.94
EDUCATIONAL FDG SOUTH INC NT CL A-2 FLTGRATE 04-25-2035 REG	390,148.59
PVTPL ACADEMIC LN FDG TR SER 2012-1A CL A1 FLTG RT 144A DUE 12-27-2022	752,981.73
SLM STUDENT LN TR 2005-6 STUDENT LN-BKD NT CL A6 VAR 10-27-2031 REG	750,726.40
SLM STUDENT LN TR 2008-8 STUDENT LOAN BKD NT CL A-4 FLTG 04-25-2023 REG	1,490,928.27
FED HOME LN MTG CORP GOLD POOL# Q16042 3.5 DUE 3-01-2043	18,490.59
FEDERAL NATL MTG ASSN GTD MTG POOL #AJ1520 4.5% DUE 09-01-2041	1,345,988.61
FEDERAL NATL MTG ASSN GTD MTG POOL #AJ5304 4% 11-01-2041 BEO	394,013.13
FEDERAL NATL MTG ASSN GTD MTG POOL #AJ7689 4% 12-01-2041 BEO	456,050.37
FEDERAL NATL MTG ASSN GTD MTG POOL #AL0071 5% 05-01-2040 BEO	124,372.74
FEDERAL NATL MTG ASSN GTD MTG POOL #AL0215 4.5% 04-01-2041 BEO	391,812.83
FHLMC GOLD G06858 5 11-01-2041	584,792.69
FHLMC GOLD POOL #U9-0772 3.5 01-01-2043	185,750.31
FHLMC GOLD POOL# U91254 4 DUE 04-01-2043	185,536.06
FHLMC GOLD POOL#Q17792 3.5 DUE 05-01-2043	168,204.92
FHLMC GOLD U90503 3.5 11-01-2042	349,255.25
FHLMC GOLD U90903 3.5 02-01-2043	94,591.62

28.

FNMA POOL #AA9204 6% DUE 08-01-2039	670,668.88
FNMA POOL #AA9999 6% DUE 08-01-2039	390,561.27
FNMA POOL #AB2038 4.5% DUE 01-01-2031	1,113,389.78
FNMA POOL #AC0481 5.5% 09-01-2039 BEO	913,070.59
FNMA POOL #AC2956 6% DUE 09-01-2039	1,082,532.95
FNMA POOL #AE5471 4.5% 10-01-2040 BEO	1,222,560.06
FNMA POOL #AQ4555 4% 12-01-2042 BEO	156,360.63
FNMA POOL #AQ8181 3.5% 01-01-2043 BEO	80,556.77
FNMA POOL #AR7503 4% DUE 03-01-2043	844,878.86
FNMA POOL #AS0089 3.5% DUE 08-01-2043 REG	2,558,206.37
FNMA POOL #AT8691 4% DUE 08-01-2043	2,140,923.13
FNMA POOL #AV0639 3.5% 11-01-2028 BEO	349,995.65
FNMA POOL #AV1854 3.5% DUE 12-01-2028	133,126.63
FNMA POOL #AV1872 4% 12-01-2043 BEO	246,253.52
FNMA POOL #AV3959 3.5% 01-01-2029 BEO	121,283.71
FNMA POOL #AV4770 3.5% DUE 12-01-2028	597,310.36
FNMA POOL #MA0596 4% 12-01-2025 BEO	425,487.43
FNMA POOL #MA0913 4.5% 11-01-2031 BEO	1,409,434.46
FNMA POOL #MA0939 4.5% 12-01-2031 BEO	61,455.10
FNMA POOL #MA1283 3.5% 12-01-2042 BEO	1,215,384.92
FNMA POOL #MA1437 3.5% 05-01-2043 BEO	812,906.26
FNMA POOL #254793 5% 07-01-2033 BEO	21,871.46
FNMA POOL #256045 5% DUE 12-01-2025 REG	263,296.11
FNMA POOL #310088 5% DUE 06-01-2038 BEO	120,154.47
FNMA POOL #555743 5% 09-01-2033 BEO	29,866.36
FNMA POOL #836464 ADJ RT DUE 10-01-2035 BEO	108,650.31
FNMA POOL #844052 4.065 11-01-2035 BEO	30,903.74
FNMA POOL #844148 2.295% 11-01-2035 BEO	18,589.86
FNMA POOL #844237 ADJ RT DUE 11-01-2035 BEO	16,421.64
FNMA POOL #844789 2.211% 11-01-2035 BEO	16,840.68
FNMA POOL #849077 5.5% DUE 01-01-2036 REG	745,884.97
FNMA POOL #889117 5% 10-01-2035 BEO	82,534.65
FNMA POOL #915154 5% DUE 04-01-2037 REG	138,920.62
FNMA POOL #924874 7% 10-01-2037 BEO	9,956.00
FNMA POOL #928938 7% 12-01-2037 BEO	6,222.44
FNMA POOL #934648 7% DUE 11-01-2038 BEO	31,117.75
FNMA POOL #955183 7% 11-01-2037 BEO	9,929.11
FNMA POOL #959477 6% 12-01-2037 BEO	154,990.65
FNMA POOL #974156 7% 02-01-2038 BEO	6,144.87
FNMA POOL #983077 5% 05-01-2038 BEO	126,602.71
FNMA POOL #985867 7% DUE 08-01-2038 BEO	4,908.29
FNMA POOL #991549 7% 11-01-2038 BEO	7,112.66

29.

FNMA POOL #995072 5.5% 08-01-2038 BEO	44,760.03
GNMA POOL #AC8757 3.5 DUE 05-15-2043 REG	470,570.11
GNMA POOL #MA1678 4% 02-20-2044 BEO	733,625.99
GNMA POOL #4617 4.5% 01-20-2040 BEO	599,962.16
GNMA POOL #4772 5% 08-20-2040 BEO	32,853.61
GNMA POOL #4871 6% 11-20-2040 BEO	94,222.85
GNMA POOL #4882 4% 12-20-2040 BEO	1,496,620.33
GNMA POOL #4928 6% 01-20-2041 BEO	112,438.92
GNMA POOL #5240 6% 11-20-2041 BEO	61,891.51
GNMAII POOL #4696 SER 2040 4.5% DUE 05-20-2040 REG	821,625.60
GNMAII POOL #783368 SER 2041 4.5% DUE 07-20-2041 BEO	226,857.51

TOTAL MORTGAGE BACKED SECURITIES	78,095,525.87

CORPORATE BONDS
ABBVIE INC FIXED 1.8% DUE 05-14-2018	174,194.30
ACTAVIS FDG SCS 4.75% DUE 03-15-2045	126,755.85
AMERN AIRLS 2013-2 4.95 DUE 01-15-2023	183,112.05
AMGEN INC 5.15% DUE 11-15-2041	53,807.40
AT&T INC 4.75% DUE 05-15-2046	96,137.58
AT&T INC 4.8% DUE 06-15-2044	50,387.48
AT&T INC SR NT FLTG RATE DUE 02-12-2016 REG	99,955.70
BANK AMER CORP 2.625% DUE 10-19-2020	98,742.10
BANK AMER CORP 6.5% DUE 08-01-2016	128,645.75
BARCLAYS BK PLC SR GLOBAL NT 5 DUE 09-22-2016	112,822.60
BERKSHIRE HATHAWAY 4.4% DUE 05-15-2042	123,765.38
BK AMER N A CHARLOTTE N C MEDIUM TERM TRANCHE # TR 00229 5.3 DUE 03-15-2017	312,082.50
BOARDWALK 5.2% DUE 06-01-2018	175,153.65
BURL NORTHN SANTA 4.15% DUE 04-01-2045	72,506.16
CAP 1 BK USA NATL 1.2% DUE 02-13-2017	124,384.25
CATHOLIC HLTH 2.95 DUE 11-01-2022	82,907.22
CELGENE CORP 5% DUE 08-15-2045	75,291.60
CENTERPOINT ENERGY 4.5% DUE 04-01-2044	118,638.72
CITIGROUP INC 1.25% DUE 01-15-2016	150,019.05
CITIGROUP INC GLOBAL SUB NT FLTG RATE DUE 08-25-2036 REG	205,018.56
CITIGROUP INC SR NT 5.3% DUE 01-07-2016	125,016.25
CONTINENTAL AIRLS PASSTHRU TR 2007-1A 5.983 DUE 10-19-2023	174,563.83
ENERGY TRANSFER PARTNERS 5.2 2-1-2022	186,851.00
ESSEX PORTFOLIO L 5.5% DUE 03-15-2017	182,197.23
EXXON MOBIL CORP 3.567% DUE 03-06-2045	51,691.64
FARMERS EXCHANGE FLTG RT 5.454% DUE 10-15-2054	145,781.85
FORD MTR CR CO LLC FLTG RT 1.55685% DUE 01-09-2018	247,491.00
GEN MTRS FINL CO 4.75 DUE 08-15-2017	51,822.05

30.

	GENERAL ELEC CO 4.5% DUE 03-11-2044	128,641.50
	GENERAL MTRS FINL CO INC 2.75 DUE 05-15-2016 REG	125,365.50
	GILEAD SCIENCES 4.5% DUE 02-01-2045	78,253.12
	GOLDMAN SACHS 3.5% DUE 01-23-2025	49,140.65
	GOLDMAN SACHS 4.75% DUE 10-21-2045	79,470.16
	GOLDMAN SACHS 5.35% DUE 01-15-2016	200,209.20
	GOLDMAN SACHS GROUP INC 5.95 DUE 01-18-2018	242,319.83
	HCP INC 3.4% DUE 02-01-2025	163,009.35
	HEALTHCARE RLTY TR 5.75% DUE 01-15-2021	137,878.13
	HEINZ H J CO 1.6% DUE 06-30-2017	157,542.27
	HLTH CARE REIT INC 3.625% DUE 03-15-2016	175,760.55
*	JPMORGAN CHASE & 2.55% DUE 10-29-2020	143,783.31
*	JPMORGAN CHASE & 3.15% DUE 07-05-2016	75,775.28
*	JPMORGAN CHASE & CO 4.85 NOTES DUE 02-01-2044	79,963.43
*	JPMORGAN CHASE BK N A NY N Y FORME NT FLTG RATE ACCD INVS DUE 06-13-2016 BEO	349,479.90
	MICROSOFT CORP 3.75% DUE 02-12-2045	69,106.13
	MICROSOFT CORP 4.45% DUE 11-03-2045	51,561.15
	MIDAMERICAN ENERGY 4.8% DUE 09-15-2043	187,239.68
	MORGAN STANLEY FORMERLY MORGAN STANLEY MORGAN STANLEY 5.95 DUE 12-28-2017	268,831.75
	MORGAN STANLEY SR NT 2.375% DUE 07-23-2019	49,832.45
	NOBLE ENERGY INC 5.25% DUE 11-15-2043	16,134.34
	NORTHEAST UTILS 3.15% DUE 01-15-2025	97,606.20
	NYU HOSPS CTR 4.784% DUE 07-01-2044	99,823.10
	PUB SVC CO OKLA 6.15 DUE 08-01-2016 BEO	205,321.60
	PVTPL CCO SAFARI II LLC BNDS 4.464% DUE 07-23-2022 BEO	134,528.85
	PVTPL DUQUESNE LT HLDGS INC SR NT 144A 6.4% DUE 09-15-2020/09-13-2010 BEO	226,391.40
	PVTPL FIRSTENERGY TRANSMISSION LLC SR NT144A 5.45% DUE 07-15-2044/05-19-2014 BEO	100,703.20
	PVTPL FLORIDA GAS TRANSMISSION CO SR NT 144A 7.9% DUE 05-15-2019 BEO	208,447.27
	PVTPL CR SUISSE GROUP FDG GUERNSEY LTD GTD SR NT 144A 3.8 DUE 09-15-2022 BEO	79,936.88
	PVTPL HBOS PLC MED TRM SUB NTS BK ENTRY TRANCHE # SB 00008 6.75 5-21-2018 BEO	136,331.75
	PVTPL INTL LEASE FIN CORP SR SECD NT 144A 7.125 DUE 09-01-2018/08-20-2010 BEO	109,625.00
	PVTPL WEA FIN LLC/WESTFIELD UK & EUROPE FIN NT 144A 2.7 9-17-2019/09-17-2014BEO	198,352.40
	RECKSON OPER 4.5% DUE 12-01-2022	101,196.60
	SHELL INTERNATIONAL FIN 4.375% DUE 05-11-2045	51,923.69
	SOUTHERN CAL EDISON 3.6% 02-01-2045	90,565.50

31.

	SPCL1 GEN ELEC CAP CORP 5.875% DUE 01-14-2038	91,767.08
	SPECTRA ENERGY 4.5% DUE 03-15-2045	76,847.50
	UBS AG STAMFORD 1.375% DUE 06-01-2017	248,808.75
	UNITEDHEALTH GROUP 4.625% DUE 07-15-2035	83,049.44
	VENTAS REALTY LP 3.5% DUE 02-01-2025	215,444.48
	VERIZON 4.862% DUE 08-21-2046	118,340.75
	VERIZON COMMUNICATIONS 2.5 NTS DUE 09-15-2016 USD REG	50,390.15
	ZFS FINANCE USA TST FLT RT BD 144A DUE 12-15-2065/12-15-2015 BEO	176,837.50
*	MFO METROPOLITAN WEST FUNDS HIGH YIELD BD FD CL I	959,697.05
*	MFO TCW FUNDS INC EMERGING MARKETS INC FD	259,562.33
	NEW YORK N Y 5.206% 10-01-2031 BEO TAXABLE	73,143.85
	NEW YORK N Y CITY MUN WTR FIN AUTH WTR &SWR SYS REV 5.44% 06-15-2043 BEO TAXABLE	91,291.50
	NEW YORK N Y TAXABLE-SER D-1-BUILD AMER BDS 5.985% DUE 12-01-2036 REG TAXABLE	73,449.60
	NEW YORK ST DORM AUTH ST PERS INCOME TAXREV 5.427% 03-15-2039 BEO TAXABLE	88,430.25
	UNIVERSITY CALIF REVS 3.931% 05-15-2045 BEO TAXABLE	97,392.00
	ABBEY NATL TREAS 1.375% DUE 03-13-2017	248,966.75
	ABBVIE INC 2.9% DUE 11-06-2022	217,673.55
	ACTAVIS FDG SCS 1.85% DUE 03-01-2017	100,179.30
	ACTAVIS FDG SCS 2.45% DUE 06-15-2019	98,918.80
	ACTAVIS FUNDING SCS FIXED 3.8% DUE 03-15-2025	213,902.00
	AEP TEX CENT CO 3.85% DUE 10-01-2025	202,171.20
	AMERN EXPRESS CR CORP MEDIUM TERM NTS TRANCHE # TR 00075 2.8 DUE 09-19-2016	405,094.80
	AMGEN INC 2.3% DUE 06-15-2016	352,013.90
	AT&T INC SR NT FLTG RATE DUE 02-12-2016 REG	474,789.58
	BANK AMER CORP MTN 6% DUE 09-01-2017	638,526.00
	BANK AMER CORP 6.5% DUE 08-01-2016	463,124.70
	BANK OF AMER CORP 5.00 DUE 05-13-2021	218,510.00
	BARCLAYS BK PLC SR GLOBAL NT 5 DUE 09-22-2016	307,698.00
	BIOMED RLTY L P 3.85% DUE 04-15-2016	401,226.40
	BOSTON PPTYS LTD PARTNERSHIP 3.7 15 NOV 2018	155,388.90
	BP CAP MKTS P L C 3.506% DUE 03-17-2025	159,785.84
	CAP ONE BK USA NATL ASSN GLEN ALLEN 1.15 11-21-2016	399,036.80
	CELGENE CORP 3.875% DUE 08-15-2025	174,291.25
	CITIGROUP INC SR NT 5.3% DUE 01-07-2016	300,039.00
	CITIGROUP INC 1.3% DUE 04-01-2016	200,282.00
	CITIGROUP INC 1.3% DUE 11-15-2016	573,592.40
	CMO CONTINENTAL AIRLS PASS THRU TRS SER 2000-1 CTF CL A-1 8.048 5-1-22BEO	280,940.63
	CONTINENTAL AIRLS PASSTHRU TR 2007-1A 5.983 DUE 10-19-2023	218,204.79

32.

DELTA AIR LINES INC DEL PASS THRU TRS SER 2002-1 CL G-1 6.718 01-02-2023 BEO	587,249.54
DEVELOPERS 9.625% DUE 03-15-2016	253,903.25
DEVON ENERGY CORP 3.25% DUE 05-15-2022	106,254.63
DISCOVER BK FIXED 2.6% DUE 11-13-2018	344,724.35
DUKE ENERGY 3.25% DUE 08-15-2025	302,086.50
ENBRIDGE ENERGY 5.875% DUE 10-15-2025	115,651.32
ENTERGY ARK INC 3.05% DUE 06-01-2023	221,137.20
ENTERGY TEX INC 7.125% DUE 02-01-2019	226,450.40
EQTY RESDNTL PPTY 5.125 3 15 16 5.125 DUE 03-15-2016 BEO	554,258.65
FORD MTR CR CO LLC 3.157% DUE 08-04-2020	229,194.08
FORD MTR CR CO LLC 8% DUE 12-15-2016	158,568.15
GOLDMAN SACHS GROUP INC NT FLTG RATE DUE03-22-2016 REG	224,787.60
GOLDMAN SACHS 5.35% DUE 01-15-2016	225,235.35
GOLDMAN SACHS 6.15% DUE 04-01-2018	651,549.60
HBOS PLC FR SUB MTN 09/2016 USD	224,509.28
HCP INC 4% DUE 12-01-2022	174,190.98
HEALTH CARE PPTY INVS INC NT 6.3% DUE 09-15-2016/09-14-2016	516,930.50
HLTH CARE REIT INC 6.2% DUE 06-01-2016	458,734.05
JERSEY CENT PWR & 4.8% DUE 06-15-2018	340,369.25
KAISER FOUNDATION HOSPITAL 3.5 DUE 04-01-2022 REG	177,810.85
MIDAMERICAN ENERGY 3.5% DUE 10-15-2024	229,940.55
MORGAN STANLEY GLOBAL MEDIUM TERM NT SERF 5.625 DUE 09-23-2019	662,159.40
MORGAN STANLEY MORGAN STANLEY 5.55% DUE 04-27-2017/04-27-2007	314,772.30
MYLAN N V 3% DUE 12-15-2018	299,337.90
NEXTERA ENERGY CAP 2.056% DUE 09-01-2017	350,326.20
PIEDMONT OPER 3.4% DUE 06-01-2023	234,419.00
PIONEER NAT RES CO 3.45% DUE 01-15-2021	115,419.13
PRIN LIFE GLOBAL 2.625% DUE 11-19-2020	299,295.30
PROVID HLTH & SVCS 4.379% DUE 10-01-2023	159,854.85
PUB SVC CO N MEX FIXED 3.85% DUE 08-01-2025	173,159.18
PUB SVC CO N MEX 7.95% DUE 05-15-2018	279,763.50
PVPTL UBS GROUP FDG JERSEY LTD 2.95% DUE 09-24-2020 BEO	272,432.88
PVTPL CCO SAFARI II LLC BNDS 4.464% DUE 07-23-2022 BEO	298,953.00
PVTPL CR SUISSE GROUP FDG GUERNSEY LTD GTD SR NT 144A 3.8 DUE 09-15-2022 BEO	349,723.85
PVTPL DUQUESNE LT HLDGS INC SR NT 144A 6.4% DUE 09-15-2020/09-13-2010 BEO	396,184.95
PVTPL INTL LEASE FIN CORP SR SECD NT 144A 7.125 DUE 09-01-2018/08-20-2010 BEO	548,125.00
PVTPL NATIONWIDE MUT INS CO FLTG RT SURPNT 144A 5.81 12-15-2024/2004 BEO	241,802.25
PVTPL NEW YORK LIFE GLOBAL FDG 1.55% DUE 11-02-2018	297,556.50

33.

PVTPL PRICOA GLOBAL FDG I MEDIUM TERM NTS BOOK 2.55% 11-24-2020	228,906.12
PVTPL RUBY PIPELINE L L C NT 6 DUE 04-01-2022	208,292.80
PVTPL TEXAS EASTN TRANSMISSION LP SR NT 2.8 DUE 10-15-2022	355,535.60
PVTPL WEA FIN LLC/WESTFIELD UK & EUROPE FIN NT 144A 2.7 9-17-2019/09-17-2014BEO	396,704.80
RECKSON OPER PARTNERSHIP L P 6 DUE 03-31-2016 BEO	504,663.50
REGENCY ENERGY 5% DUE 10-01-2022	442,938.50
ROYAL BK SCOTLAND 4.375% DUE 03-16-2016	503,262.00
SEMPRA ENERGY 6.5% DUE 06-01-2016	330,902.65
SHELL INTERNATIONAL FIN 3.25% 05-11-2025	146,396.25
SOUTHWESTN ELEC 3.55 DUE 02-15-2022	202,930.80
TUCSON ELEC PWR CO 5.15 DUE 11-15-2021	325,584.00
U.S AWYS 2011-1 7.125% DUE 10-22-2023	216,889.52
US AWYS PASS THRU 6.25% DUE 04-22-2023	337,714.81
VENTAS RLTY LTD PARTNERSHIP 1.25 DUE 04-17-2017	595,575.60
VERIZON COMMUNICATIONS 5.15 BDS DUE 09-15-2023 USD2000 REG	549,663.00
VISA INC 3.15% DUE 12-14-2025	200,247.20
WACHOVIA BK NATL FLTG RT .60325% DUE 03-15-2016	599,848.20
WELLS FARGO & CO 2.55% DUE 12-07-2020	288,574.36
ABBEY NATL TREAS 4% DUE 04-27-2016	252,302.00
ABBVIE INC 1.75% DUE 11-06-2017	159,689.44
ABN AMRO BK N V 4.65% DUE 06-04-2018	185,591.34
ACE INA HLDGS INC 2.3% DUE 11-03-2020	49,640.45
ACE INA HLDGS INC 3.35% DUE 05-03-2026	39,877.44
ACTAVIS FDG SCS 3.45% DUE 03-15-2022	60,065.46
ACTAVIS FUNDING SCS FIXED 3.8% DUE 03-15-2025	89,540.37
AGILENT 5% DUE 07-15-2020	343,790.72
ALTRIA GROUP INC 2.85 DUE 08-09-2022 REG	175,478.58
ALTRIA GROUP INC 2.95% DUE 05-02-2023	437,808.60
ALTRIA GROUP INC 9.25% DUE 08-06-2019	122,397.90
AMERN INTL GROUP 6.4% DUE 12-15-2020	323,017.80
AMGEN INC 3.625% DUE 05-22-2024	9,996.27
ANADARKO PETE CORP 5.95% DUE 09-15-2016	20,551.14
ANADARKO PETE CORP 6.375% DUE 09-15-2017	377,503.92
ANHEUSER BUSCH GTD NT 5.375 DUE 01-15-2020	132,786.72
ANHEUSER BUSCH INBEV FIN INC 3.7 DUE 02-01-2024	51,010.55
ANHEUSER BUSCH 2.5% DUE 07-15-2022	269,383.52
APACHE CORP 3.25 DUE 04-15-2022 REG	186,678.04
AT&T INC 3.4% DUE 05-15-2025	269,105.20
AT&T INC 4.45% DUE 05-15-2021	42,574.16
AT&T INC 5.5% DUE 02-01-2018	160,348.20
BAKER HUGHES INC 3.2 DUE 08-15-2021	109,292.70

34.

BANK AMER CORP BDS 4 04-01-2024	470,448.90
BANK AMER CORP 3.3% DUE 01-11-2023	39,373.00
BANK AMER CORP 4.1% DUE 07-24-2023	1,013,283.74
BANK AMER CORP 4% DUE 01-22-2025	68,524.96
BANK AMER CORP 5.625% DUE 07-01-2020	33,323.07
BANK AMER CORP 6.5% DUE 08-01-2016	699,832.88
BANK OF AMERICA CORP BNDS 4.2 DUE 08-26-2024	188,513.82
BANK OF AMERICA CORP 2.6 DUE 01-15-2019	160,521.44
BHP BILLITON FIN USA LTD 6.5 DUE 04-01-2019	220,308.20
BHP BILLITON FIN 3.25% DUE 11-21-2021	131,502.28
BNP PARIBAS / BNP US MEDIUM TERM NTS 2.375 DUE 09-14-2017	121,425.48
BNP PARIBAS US MEDIUM TERMTRANCHE # TR 330 2.7 DUE 08-20-2018	294,158.60
BOEING CO SR NT 6 DUE 03-15-2019	291,699.98
BOTTLING GROUP LLC 5.5% DUE 04-01-2016	303,373.20
BP CAP MKTS P L C 3.245 DUE 05-06-2022	49,376.85
BP CAP MKTS P L C 3.506% DUE 03-17-2025	67,787.93
BRIT TELECOM 2.35 DUE 02-14-2019	260,695.76
CCO SAFARI II LLC SR SECD NT 144A 4.908% 23 JUL 2025	249,756.75
CELGENE CORP 3.55% DUE 08-15-2022	90,874.89
CELGENE CORP 3.875% DUE 08-15-2025	219,109.00
CITIGROUP INC 3.5% DUE 05-15-2023	393,286.80
CITIGROUP INC 3.875% DUE 10-25-2023	62,005.20
CITIGROUP INC 4.3% DUE 11-20-2026	39,802.56
CITIGROUP INC 4.4% DUE 06-10-2025	141,401.12
CITIGROUP INC 5.5% DUE 09-13-2025	922,669.90
CNOOC FIN 2015 U S 3.5% DUE 05-05-2025	494,959.92
COMCAST CORP NEW 2.85% DUE 01-15-2023	198,706.20
COMCAST CORP NEW 3.375 DUE 02-15-2025	50,461.10
COMCAST CORP NEW 5.15% DUE 03-01-2020	256,985.67
CONOCOPHILLIPS 6 DUE 01-15-2020	22,282.12
COOPERATIEVE 4.375% DUE 08-04-2025	254,263.25
COOPERATIEVE 4.625% DUE 12-01-2023	1,563,217.50
CR SUISSE AG FIXED 3.625% DUE 09-09-2024	251,966.00
CVS CAREMARK CORP 4 DUE 12-05-2023	259,804.75
CVS HEALTH CORP 2.8% DUE 07-20-2020	170,763.64
CVS HEALTH CORP 3.875% DUE 07-20-2025	204,116.00
CVS HEALTH CORP 4.125% DUE 05-15-2021	317,352.90
DEUTSCHE BK AG 6% DUE 09-01-2017	360,120.86
DEUTSCHE TELEKOM 5.75% DUE 03-23-2016	232,124.97
DEVON ENERGY CORP 6.3% DUE 01-15-2019	324,544.50
DIAGEO CAP PLC GTD NT 4.828 DUE 07-15-2020	436,797.20

35.

	DUKE ENERGY CORP 3.55% DUE 09-15-2021	163,400.16
	EATON CORP OHIO 2.75% DUE 11-02-2022	299,969.02
	ECOLAB INC 4.35% DUE 12-08-2021	42,710.76
	ECOPETROL S A 5.375% DUE 06-26-2026	144,925.00
	EL PASO NAT GAS CO 5.95% DUE 04-15-2017	606,847.20
	ENSCO PLC FORMERLY 4.7% DUE 03-15-2021	88,569.69
	FORD MTR CR CO LLC 8.125% DUE 01-15-2020	800,891.76
	FREEPORT-MCMORAN 4% DUE 11-14-2021	24,000.00
	GEN ELEC CAP CORP MEDIUM TERM NTS BO TRANCHE # TR 00849 4.65 DUE 10-17-2021	311,114.21
	GEN ELEC CAP CORP 5.3% DUE 02-11-2021	157,866.80
	GEN ELEC CAP CORP 6% DUE 08-07-2019	114,416.84
	GEN MTRS FINL CO 3.7% DUE 11-24-2020	80,216.40
	GILEAD SCIENCES 2.05% DUE 04-01-2019	400,738.80
	GLENCORE FDG LLC 2.875% DUE 04-16-2020	249,600.00
	GOLDMAN SACHS GROUP INC SR NT 3.625 01-22-2023	455,109.75
	GOLDMAN SACHS GROUP INC 7.5 02-15-2019 MTN1	400,491.35
	GOLDMAN SACHS 4.25% DUE 10-21-2025	89,312.13
	GOLDMAN SACHS 4% DUE 03-03-2024	431,079.60
	GOLDMAN SACHS 6 DUE 06-15-2020	1,310,927.60
	HALLIBURTON CO 2.7% DUE 11-15-2020	19,768.96
	HALLIBURTON CO 3.8% DUE 11-15-2025	126,583.86
	HESS CORP NT 8.125 DUE 02-15-2019 REG	102,003.84
	HSBC FIN CORP 6.676% DUE 01-15-2021	114,767.60
	HSBC HLDGS PLC 4.25% DUE 08-18-2025	208,405.47
	HUMANA INC 3.15 DUE 12-01-2022	38,883.28
	HUMANA INC 7.2% DUE 06-15-2018	234,972.78
	INTEL CORP 3.7% DUE 07-29-2025	20,687.10
	INTESA SANPAOLO S 3.125% DUE 01-15-2016	200,099.80
	KIMBERLY CLARK 6.125% DUE 08-01-2017	150,414.88
	KLA-TENCOR CORP 4.125% DUE 11-01-2021	260,377.52
	KRAFT FOODS GROUP 5.375% DUE 02-10-2020	209,133.73
	KROGER CO 4 DUE 02-01-2024	259,100.25
	LLOYDS BK PLC NY BRNCH GTD SR NT 2.3 DUE11-27-2018 REG	250,992.50
	MASTERCARD INC 3.375 DUE 04-01-2024 BEO	183,949.38
*	MCDONALDS CORP 2.75% DUE 12-09-2020	269,813.97
	MEDTRONIC INC 3.125 DUE 03-15-2022 REG	191,922.80
	MEDTRONIC INC 3.5% DUE 03-15-2025 REG	292,369.30
	MERCK & CO INC NEW FIXED 2.75% DUE 02-10-2025	68,145.56
	MERRILL LYNCH & CO INC MEDIUM TERM NTS BTRANCHE # TR 00677 6.875% DUE 04-25-2018	165,488.55
	MERRILL LYNCH & CO INC SUB NT 5.7% DUE 05-02-2017/05-02-2007	521,438.00

36.

METLIFE INC FIXED 2.463% DUE 12-15-2017	100,588.30
METLIFE INC SR NT SER D STEP UP 09-15-2023 09-11-2015	483,162.75
METLIFE INC 6.75% DUE 06-01-2016	286,413.68
MONDELEZ INTL INC 4 DUE 02-01-2024	298,930.55
MORGAN STANLEY MORGAN STANLEY 5.55% DUE 04-27-2017/04-27-2007	482,650.86
NBCUNIVERSAL MEDIA LLC SR NT 4.375 4-1-2021	10,862.30
NOBLE ENERGY INC 4.15% DUE 12-15-2021	271,359.48
OCCIDENTAL PETE 3.125% DUE 02-15-2022	87,999.57
ORACLE CORP 1.2% DUE 10-15-2017	190,100.70
PEPSICO INC SR NT 2.5% DUE 05-10-2016	100,609.50
PEPSICO INC 7.9% DUE 11-01-2018	108,973.49
PERRIGO CO PLC 2.3% DUE 11-08-2018	404,180.05
PHILIP MORRIS INTL 5.65% DUE 05-16-2018	414,589.88
PHILLIPS 66 2.95% DUE 05-01-2017	101,359.20
PLAINS EXPL & 6.875 DUE 02-15-2023	110,880.00
PLAINS EXPLORATION 6.5 15 NOV 2020	16,770.00
POTASH CORP SASK 4.875% DUE 03-30-2020	32,522.55
PVTPL AVIATION CAP GROUP CORP SR NT 144A6.75% DUE 04-06-2021 BEO	123,200.00
PVTPL BAXALTA INC SR NT 4% DUE 06-23-2025	257,297.82
PVTPL GE CAP INTL FDG CO MEDIUM TERM NTSBOOK TR 00126 2.342 11-15-20 BEO	1,077,934.42
PVTPL HEINZ H J CO 4.875% DUE 02-15-2025	340,152.00
PVTPL HYUNDAI CAP AMER 2.4% DUE 10-30-2018 BEO	219,317.56
PVTPL INTL LEASE FIN CORP SR SECD NT 144A 6.75 DUE 09-01-2016/08-20-2010 BEO	113,025.00
PVTPL UBS GROUP FDG JERSEY LTD SR NT 144A 4.125% DUE 09-24-2025 BEO	249,740.75
PVTPL WRIGLEY WM JR CO NT 2.9 DUE 10-21-2019	504,627.00
RABOBANK NEDERLAND UTREC 3.375 19 JAN 2017	235,113.82
REYNOLDS AMERN INC FIXED 4.45% DUE 06-12-2025	198,707.89
REYNOLDS AMERN INC 3.25% DUE 06-12-2020	81,304.24
REYNOLDS AMERN INC 8.125% DUE 06-23-2019	305,946.42
ROYAL BK SCOTLAND 6.4% DUE 10-21-2019	443,791.60
SANTANDER HLDGS 3.45% DUE 08-27-2018	172,829.82
SANTANDER HLDGS 4.625% DUE 04-19-2016	393,421.47
SCHLUMBERGER HLDGS CORP 144A 3.0% 12-21-2020 BEO	286,253.49
SHELL INTERNATIONAL FIN 3.25% 05-11-2025	165,915.75
SHELL INTL FIN B V GTD NT 4.375 DUE 03-25-2020	123,513.57
SHELL INTL FIN B V 2.25% DUE 11-10-2020	325,145.37
SINOPEC GRP 4.375 DUE 04-10-2024	537,234.36
SYNCHRONY FINANCIAL 3 NTS 08-15-2019 USD1000	119,833.44
THERMO FISHER SCIENTIFIC INC 2.4 DUE 02-01-2019 REG	149,934.15
THERMO FISHER 3.6% DUE 08-15-2021	81,235.44

37.

TIME WARNER CABLE INC 8.25 DUE 04-01-2019 REG	11,483.00
TIME WARNER CABLE 4% DUE 09-01-2021	555,352.05
TIME WARNER INC NEW NT 4.75 DUE 03-29-2021	214,978.20
TOYOTA MTR CR CORP MEDIUM TERM NTS BOOK TRANCHE # TR 00893 1.375 01-10-2018	260,528.32
TYSON FOODS INC 3.9 DUE 08-15-2024	236,143.07
UNITEDHEALTH GROUP 1.625% DUE 03-15-2019	474,695.52
UNITEDHEALTH GROUP 2.875% DUE 03-15-2023	247,343.00
UTD TECHNOLOGIES 4.5% DUE 04-15-2020	65,659.14
VERIZON COMMUNICATIONS 5.15 BDS DUE 09-15-2023 USD2000 REG	978,400.14
VERIZON NT 6.35 DUE 04-01-2019	123,753.74
VERIZON 2.45% DUE 11-01-2022	18,931.60
VERIZON 2.625% DUE 02-21-2020	257,893.59
VIACOM INC NEW 3.875% DUE 04-01-2024	28,111.29
VISA INC 2.2% DUE 12-14-2020	279,478.92
VISA INC 3.15% DUE 12-14-2025	140,173.04
WAL-MART STORES 4.25% DUE 04-15-2021	220,196.00
WASTE MGMT INC DEL 3.5% DUE 05-15-2024	120,962.04
WELLPOINT INC NT 4.35 DUE 08-15-2020	180,056.01
WELLPOINT INC 3.125% DUE 05-15-2022	78,514.48
WELLPOINT INC 3.7% DUE 08-15-2021	81,763.36
WELLS FARGO & CO NEW MEDIUM TERM SR 4.125 DUE 08-15-2023	321,957.01
WELLS FARGO & CO NEW MEDIUM TERM SR NTS 1.5 01-16-2018	79,659.20
WELLS FARGO & CO STEP CPN 3.676% DUE 06-15-2016	536,624.47
WELLS FARGO & CO TRANCHE # SR 00129 3.45DUE 02-13-2023	140,329.84
WELLS FARGO & COMPANY 4.6 MTN TRANCHE # SR 00116 DUE 04-01-2021 USD1000	545,066.00
WELLS FARGO BANK NATL ASSOCIATION TRANCHE # SB 00008 6% DUE 11-15-2017	269,631.50
WESTPAC BKG CORP 4.875% DUE 11-19-2019	217,853.80
WYETH 5.45% DUE 04-01-2017	241,682.16
ZOETIS INC 1.875% DUE 02-01-2018	69,064.45

TOTAL CORPORATE BONDS	78,825,226.46

UNITED STATES TREASURIES
UNITED STATES TREAS NTS 1% DUE 12-31-2017 REG	1,203,493.75
UNITED STATES TREAS NTS 1.625% DUE 11-30-2020 REG	1,595,469.51
UNITED STATES TREAS NTS DTD 10/31/2012 .75% DUE 10-31-2017 REG	4,366,680.32
UNITED STATES TREAS NTS DTD 10/31/2015 1.375% DUE 10-31-2020 REG	1,100,225.28
UNITED STATES TREAS NTS DTD 11/15/2015 2.25% DUE 11-15-2025 REG	2,783,786.67
UNITED STATES TREAS NTS DTD 11/30/2015 .875% DUE 11-30-2017 REG	578,323.22

38.

UNITED STATES TREAS NTS DTD 12/31/2015 1.75% DUE 12-31-2020 REG	1,133,758.31
US TREASURY N/B 3.0% 11-15-2045 REG	1,111,646.08
FNMA FLTG RT 10-05-2017	533,971.73
FNMA TRANCHE 00623 07-20-2017	534,198.04
UNITED STATES OF AMER TREAS BILLS 04-07-2016 DTD 10/08/2015	1,954,233.64
UNITED STATES TREAS BILLS 01-14-2016	404,987.45
UNITED STATES TREAS BILLS 0% 01-07-2016	54,999.78
UNITED STATES TREAS BILLS 02-04-2016 DTD02/05/2015	664,942.15
UNITED STATES TREAS BILLS 02-25-2016 UNITED STATES TREAS BILLS	399,951.60
TSY INFL IX N/B TREAS BONDS 0.75% 02-15-2045	321,509.35
UNITED STATES OF AMER INFL INDXD TREAS NOTES 0.25% TB 01-15-25 USD1000 A-2025	594,252.78
UNITED STATES OF AMER TREAS BONDS 0.625% TIPS INFL IDX 02-15-2043 USD1000	126,938.39
UNITED STATES OF AMER TREAS NOTES INFLATION INDEX 0.125 NTS 07-15-2024	442,360.57
UNITED STATES TREAS BDS 1.375 02-15-2044 REG	778,943.53
UNITED STATES TREAS INFL NTS 0.375% DTD 07/15/2015 07-15-2025	53,406.29
US TREAS NTS INFLATION LINKED 2.50 DUE 07-15-2016 REG	89,751.72
USA TREASURY NTS TIPS DTD 00340 04-15-2016	150,265.53
FFCB TRANCHE 09-18-2017	1,108,094.13
FHLMC TRANCHE # TR 00775 04-20-2017	1,113,302.97
FNMA FLTG RT 10-05-2017	1,112,856.97
UNITED STATES TREAS NTS DTD 10/31/2012 .75% DUE 10-31-2017 REG	13,900,764.80
UNITED STATES TREAS NTS DTD 10/31/2015 1.375% DUE 10-31-2020 REG	3,796,759.56
UNITED STATES TREAS NTS DTD 11/15/2015 2.25% DUE 11-15-2025 REG	6,146,281.68
UNITED STATES TREAS NTS DTD 11/30/2015 .875% DUE 11-30-2017 REG	8,585,108.49
UNITED STATES TREAS NTS DTD 12/31/2015 1.75% DUE 12-31-2020 REG	3,895,733.40
UNITED STATES TREAS NTS 1.625% DUE 11-30-2020 REG	15,114,712.71
UNITED STATES TREAS NTS 1% DUE 12-31-2017 REG	7,650,425.00
UNITED STATES OF AMER INFL INDXD TREAS NOTES 0.25% TB 01-15-25 USD1000 A-2025	2,233,240.30
UNITED STATES TREAS INFL NTS 0.375% DTD 07/15/2015 07-15-2025	131,088.16
UNITED STATES OF AMER TREAS BILLS 04-07-2016 DTD 10/08/2015	3,388,671.12
UNITED STATES TREAS BILLS 01-14-2016	904,971.95
UNITED STATES TREAS BILLS 02-04-2016 DTD02/05/2015	609,946.93
UNITED STATES TREAS BILLS 02-11-2016 UNITED STATES TREAS BILLS	2,279,683.08
NEW YORK N Y CITY TRANSITIONAL FIN AUTH REV 5.267% 05-01-2027 BEO TAXABLE	283,012.50
FHLB BD 5.625 06-11-2021	1,185,192.00
FHLMC PREASSIGN 00074 2.375 01-13-2022	932,780.64
FHLMC 1.25 10-02-2019	1,578,190.40

39.

PETROLEOS 3.5% DUE 01-30-2023	680,550.00
RESOLUTION FDG CORP FED BOOK ENTRY PRIN STRIPS GENERIC PRIN PMT 10-15-2019	698,272.50
TENNESSEE VALLEY AUTH 2011 GLOBAL PWR BDSER A 3.875% DUE 02-15-2021 REG	2,696,111.21
PERU REP BD 6.55 DUE 03-14-2037 BEO	404,250.00
REPUBLIC OF COLOMBIA 5.625 02-26-2044 REG	319,375.00
STATE TREAS REP POLAND NT 5.125% DUE 04-21-2021 REG	411,917.30
STATE TREAS REP POLAND 4 DUE 01-22-2024 REG	452,360.00
UNITED MEXICAN STS 3.5 01-21-2021 REG	213,150.00
UNITED STATES TREAS BDS 00245 2.875% DUE 08-15-2045 REG	19,424.22
UNITED STATES TREAS BDS 3.125 DUE 08-15-2044	715,394.40
UNITED STATES TREAS BDS 3.375 05-15-2044REG	1,266,379.54
UNITED STATES TREAS BDS 3% DUE 05-15-2045	1,124,835.90
UNITED STATES TREAS NTS .875% DUE 11-15-2017	19,930.46
UNITED STATES TREAS NTS .875 DUE 04-15-2017 REG	209,950.86
UNITED STATES TREAS NTS DTD 05/31/2013 1% DUE 05-31-2018 REG	378,055.54
UNITED STATES TREAS NTS DTD 05/31/2014 1.5% DUE 05-31-2019 REG	100,093.80
UNITED STATES TREAS NTS DTD 08/15/2013 2.5% DUE 08-15-2023 REG	1,056,756.31
UNITED STATES TREAS NTS DTD 08/15/2015 2% DUE 08-15-2025 REG	263,260.53
UNITED STATES TREAS NTS DTD 10/31/2012 .75% DUE 10-31-2017 REG	6,226,746.88
UNITED STATES TREAS NTS DTD 11/15/2013 2.75% DUE 11-15-2023 REG	130,454.13
UNITED STATES TREAS NTS DTD 11/15/2014 2.25% DUE 11-15-2024 REG	9,994.92
UNITED STATES TREAS NTS DTD 2.75% DUE 02-15-2024 REG	999,937.92
UNITED STATES TREAS NTS DTD 604 2.375% DUE 08-15-2024 REG	80,834.40
US TREAS NTS DTD 1.625 DUE 03-31-2019 REG	110,687.50
US TREASURY N/B 3.0% 11-15-2045 REG	408,766.72
UTD STATES TREAS .75% DUE 03-15-2017	99,855.50
UTD STATES TREAS .875% DUE 10-15-2017	69,789.44
UTD STATES TREAS 1.625% DUE 04-30-2019	30,174.60
UTD STATES TREAS 1.625% DUE 06-30-2019	110,494.12
UTD STATES TREAS 1.875% DUE 05-31-2022	1,455,758.64
UTD STATES TREAS 1.875% DUE 10-31-2022	898,483.04
TSY INFL IX N/B TREAS BONDS 0.75% 02-15-2045	1,814,545.92
UNITED STATES OF AMER TREAS NOTES INFLATION INDEX 0.125 NTS 07-15-2024	304,420.17
UNITED STATES OF AMER TREAS NOTES 0.125% INFL IDX 04-15-2020	3,208,588.04
UNITED STATES TREAS INFL NTS 0.375% DTD 07/15/2015 07-15-2025	1,000,154.14
UNITED STATES TREAS NTS TIPS .375 07-15-2023	2,156,570.70
US TREAS INFL INDEXED BONDS 2.375 DUE 01-15-2025 BEO	1,047,150.93
US TSY INFL IX TREAS BD 0.625 01-15-2024	634,894.96

40.

	QUEBEC PROV CDA GLOBAL NOTES 2.75% DUE 08-25-2021 BEO	1,284,977.11

	TOTAL UNITED STATE TREASURIES	130,042,259.83

	PENDING TRADES
	United States dollar - Pending Trade Purchases	(4,423,389.25)
	United States dollar - Pending Trade Purchases	(47,162.50)
	United States dollar - Pending Trade Sales	585,925.87
	United States dollar - Pending Trade Sales	48,062.50

	TOTAL PENDING TRADES	(3,836,563.38)
	TOTAL ASSETS	3,202,184,756.74

*	Party in Interest
**	Historical cost is disclosed only for nonparticipant-directed investments

41.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

McDonald’s Corporation Profit Sharing and Savings Plan

Dated: June 21, 2016	By:	/s/ Karen A. Matusinec
	Name:	Karen A. Matusinec
	Title:	Chair of the Administrative Committee for the McDonald’s Corporation Profit Sharing and Savings Plan

42.

EXHIBITS

Exhibit Number	Description of Exhibit

23.1	Consent of Crowe Horwath, LLP Independent Registered Public Accounting Firm

43.